FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 2010

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No     X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 4 January 2010.

2.	Press release entitled, “AstraZeneca reaches agreements with Teva Pharmaceuticals regarding Nexium and Prilosec US patent litigations”, dated 7 January 2010.

3.	Press release entitled, “AstraZeneca Fourth Quarter and Full Year Results 2009”, dated 27 January 2010.

4.	Press release, entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 27 January 2010.

5.	Press release entitled, “AstraZeneca PLC Fourth Quarter and Full Year Results 2009” (front half), dated 28 January 2010.

6.	Press release entitled, “AstraZeneca PLC Fourth Quarter and Full Year Results 2009 Condensed Consolidated Statement of Comprehensive Income” (back half), dated 28 January 2010.

7.	Press release entitled, “AstraZeneca Development Pipeline” dated 28 January 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 4 February 2010	By: /s/ Justin Hoskins
Name: Justin Hoskins
Title: Deputy Company Secretary

Item 1

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 31 December 2009 the issued share capital of AstraZeneca PLC with voting rights is 1,450,958,562 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,450,958,562.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the FSA's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
4 January 2010

Item 2

ASTRAZENECA REACHES AGREEMENTS WITH TEVA PHARMACEUTICALS REGARDING NEXIUM AND PRILOSEC US PATENT LITIGATIONS

AstraZeneca announced today that it has entered into an agreement with Teva Pharmaceutical Industries Ltd. and affiliates (collectively “Teva”) to settle patent litigation regarding Teva’s proposed generic version of AstraZeneca’s Nexium delayed-release capsules (esomeprazole magnesium).

As part of the Nexium settlement agreement, AstraZeneca has granted Teva a license to enter the US market with its generic esomeprazole on 27 May 2014, subject to regulatory approval, or earlier in certain circumstances. Teva has conceded that all patents-at-issue in Teva’s US Nexium patent litigations are valid and enforceable. Teva has also conceded that six Nexium patents would be infringed by the manufacture or sale of Teva’s US generic esomeprazole. The US District Court for the District of New Jersey will enter a Consent Judgment and corresponding Nexium patent litigations will be dismissed.

In a separate agreement, AstraZeneca and Teva have agreed to settle patent litigation related to Prilosec (omeprazole). Under this agreement, Teva will make a one-time payment to AstraZeneca for past infringing sales. The terms of this agreement are not financially material to AstraZeneca. AstraZeneca and Teva will jointly file a Stipulation of Dismissal with the US District Court for the Southern District of New York.

Merck Sharp & Dohme Corp. (formerly Merck & Co., Inc.) (“Merck”), through KBI Inc. and KBI-E, and under the terms of Merck's restructured partnership with AstraZeneca, announced in 1998, also entered into the settlement agreements.

About AstraZeneca
AstraZeneca is a major international healthcare business engaged in the research, development, manufacturing and marketing of meaningful prescription medicines and supplier for healthcare services. AstraZeneca is one of the world's leading pharmaceutical companies with healthcare sales of US$ 31.6 billion and is a leader in gastrointestinal, cardiovascular, neuroscience, respiratory, oncology and infectious disease medicines. For more information about AstraZeneca, please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

7 January 2010

Item 3

AstraZeneca Fourth Quarter and Full Year Results 2009

On Thursday, 28 January 2010, AstraZeneca will release fourth quarter and full year results for 2009 at 11:00GMT.

An analyst presentation covering the results will be held at 13:30GMT and can be joined, live, via teleconference on the following numbers:

UK: 0800 077 8491
Sweden: 0200 110 487
US: 1 866 804 8688
International: +44 (0)844 800 0810
Back-up: +44 (0)1296 317 500

Passcode: “AstraZeneca full year results analyst call”

These numbers, and details of the replay facility (available until 17:00GMT Friday, 12 February 2010) are available on the AstraZeneca Investor Relations website www.astrazeneca.com/investors and the AstraZeneca Events website: http://info.astrazenecaevents.com.

A live webcast of the presentation will also be available on these sites, as well as a recorded interview with David Brennan.

Item 4

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 26 January 2010, Marcus Wallenberg, a Director of the Company, notified us that the 60,028 shares in the Company owned by him that were pledged as security against personal loans, are no longer pledged.

Accordingly, Marcus Wallenberg continues to have a total interest in 67,264 AstraZeneca PLC Ordinary Shares of USD0.25 each, which represents approximately 0.005% of the issued ordinary capital of the Company.

A C N Kemp
Company Secretary
27 January 2010

Item 5

AstraZeneca PLC
FOURTH QUARTER AND FULL YEAR RESULTS 2009

London, 28 January 2010

Revenue for the full year increased by 7 percent at constant exchange rates (CER) to $32,804 million.

-Sales of Toprol-XL and Novel Influenza A (H1N1) vaccine in the US accounted for 3 percentage points of the global revenue growth at CER.

-Emerging Markets revenue was up 12 percent at CER, accounting for 13 percent of total Company revenue for the full year.

Core operating profit for the full year increased by 23 percent at CER to $13,621 million on revenue growth and operational efficiencies.

Core EPS for the full year increased by 23 percent at CER to $6.32, in line with guidance.

Reported EPS for the full year increased by 22 percent at CER to $5.19.

Revenue in the fourth quarter increased by 4 percent at CER; Core EPS increased by 7 percent at CER.

Pipeline developments during the year include 4 major regulatory submissions for new products and the addition of 4 significant late stage development assets via in-licensing and acquisitions.

Strong cash flows result in net funds of $535 million at 31 December 2009, compared to net debt of $7,174 million at the end of 2008.

Dividend increased by 12 percent to $2.30 for the full year.  Board adopts a progressive dividend policy (See below).

The Board announces that up to $1 billion in share repurchases will be completed in 2010.

Restructuring programmes expanded, including newly announced plan to drive Research and Development productivity (See below).

Company provides mid-term planning assumptions for the 5-year period ending 2014 (See below).

Financial Summary

Group	4th Quarter 2009 $m	4th Quarter 2008 $m	Actual %	CER %	Full Year 2009 $m	Full Year 2008 $m	Actual %	CER %
Revenue	8,945	8,193	+9	+4	32,804	31,601	+4	+7
Reported
Operating Profit	2,325	1,892	+23	+13	11,543	9,144	+26	+24
Profit before Tax	2,164	1,816	+19	+11	10,807	8,681	+24	+23
Earnings per Share	$1.07	$0.86	+24	+16	$5.19	$4.20	+24	+22
Core*
Operating Profit	3,044	2,685	+13	+6	13,621	10,958	+24	+23
Profit before Tax	2,883	2,609	+10	+4	12,885	10,495	+23	+22
Earnings per Share	$1.42	$1.25	+14	+7	$6.32	$5.10	+24	+23

*
Core financial measures are supplemental non-GAAP measures which management believe enhances understanding of the Company’s performance; it is upon these measures that financial guidance for 2010 is based.  See below for a definition of Core financial measures and for a reconciliation of Core to Reported financial measures.

David Brennan, Chief Executive Officer, said:  “In 2009 we delivered a strong financial performance, exceeding the targets we set at the beginning of the year.  In addition, good progress was made on the pipeline; we now have five products awaiting regulatory approval, and have added four significant late stage development projects through our externalisation efforts.

Our plans for the next five years confirm our commitment to research-based, innovative biopharmaceuticals.  I believe successful execution of this strategy will benefit patients and generate the cash flow necessary to provide for the investment needs of the business and shareholder returns.”

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Fourth Quarter

Revenue in the fourth quarter increased by 4 percent at CER, but was up 9 percent on an actual basis as a result of the positive impact of exchange rate movements.  Revenue benefited from strong growth of the Toprol-XL franchise in the US as a result of the market withdrawal by two generic competitors and from revenues from US government orders for vaccine for Novel Influenza A (H1N1); adjusting for these factors, global revenue was unchanged.  US revenue was up 4 percent.  Excluding Toprol-XL and H1N1 vaccine sales, US revenue was down 5 percent, due to a decline in Synagis revenue, lower levels of inventory stock building compared to last year and a provision for trade inventories of Pulmicort Respules following the launch of the Teva generic under license from the Company.  Revenue in the Rest of World was up 4 percent.  Revenue in Established Markets was up 2 percent.  Emerging Markets revenue growth was 10 percent.

Core operating profit in the fourth quarter was up 6 percent to $3,044 million.  The Core operating profit contribution from gross margin improvement was largely offset by increased expenditures in SG&A and lower other income.  The stronger than expected revenue performance for the year provided the headroom for increased investment in sales and marketing programmes to support growth in the Emerging Markets, key franchises in the US and launch preparations for the new products awaiting registration.  Higher legal expenses also contributed to the increased SG&A expense in the quarter.  Adjustments to Core operating profit were $719 million in the quarter, including $211 million of impairment charges, chiefly related to revised estimates of future other income to be derived from intangible assets acquired with MedImmune.  Total adjustments were $74 million lower than last year, reflecting significantly lower restructuring costs partially offset by higher intangible impairments and $98 million in legal provisions related primarily to an agreement in principal to settle certain claims related to average wholesale price litigation.  Reported operating profit increased by 13 percent, above the rate of Core operating profit growth, as adjusting items were a higher proportion of Core operating profit in the prior year period compared with this year.

Core earnings per share in the fourth quarter were $1.42 compared with $1.25 in the fourth quarter 2008, a 7 percent increase at CER. Reported earnings per share were up 16 percent, reflecting the aforementioned differences in Core adjustments between the periods.

Full Year

Revenue for the full year increased by 7 percent at CER, but was up 4 percent on an actual basis as a result of the negative impact of exchange rate movements.  Global revenue growth was 4 percent excluding US Toprol-XL and H1N1 vaccine sales.  Revenue in the US was up 9 percent (2 percent excluding Toprol-XL and H1N1 vaccine sales).  Revenue in the Rest of World was up 6 percent.  Revenue in Established Markets was up 4 percent.  Revenue in Emerging Markets increased by 12 percent.

Core operating profit increased by 23 percent to $13,621 million as a result of revenue growth, operating efficiencies and disposal gains within other income.  Adjustments to Core operating profit were $2,078 million, $264 million higher than last year, with lower restructuring costs and intangible impairments more than offset by the legal provisions taken in 2009. Reported operating profit increased by 24 percent, in line with the increase in Core operating profit.

Core earnings per share for the full year were $6.32, an increase of 23 percent, in line with the growth in Core operating profit.  Reported earnings per share were up 22 percent to $5.19.

Enhancing Productivity

Driving increased productivity from investments in research and development is key to portfolio renewal and value creation.  Further to this objective, the Company will undertake additional restructuring within the R&D function.  These plans include a reduction in the number of disease area targets within our core therapeutic areas, a continued focus on externalisation, some consolidation of our activities onto a smaller R&D site footprint, and other efficiency measures, subject to consultations with work councils, trades unions and other employee representatives and in accordance with local labour laws.

These initiatives are designed to achieve material efficiency savings in R&D, which will partially mitigate the increase in R&D investment that would be required as projects in the current pipeline progress to the more resource intensive, later phases of development.  By 2014, annual savings of $1 billion should be realised, of which one-half is estimated to be cost savings and the other half cost avoidance.  Based on preliminary estimates, approximately 3,500 positions may be affected by this programme.  After taking account of positions that will be retained whilst being relocated to another site, the investment in new skills and capabilities and further expansion of our Biologics activities, the net reduction may be around 1,800 positions.

The cost of this restructuring is estimated to be $1 billion, of which approximately 60 percent will be cash costs.

Good progress has been made on the implementation of previously announced restructuring programmes. During the period 2007 to 2009, $2.5 billion in restructuring costs have been incurred for these programmes, involving the reduction of 12,600 positions.  Annualised benefits of $1.6 billion have been realised by the end of 2009, which will grow to around $2.4 billion by the end of 2010.

The next phase of restructuring, which includes completion of the previous programmes, some additional initiatives in supply chain and in SG&A, and the newly announced R&D programme, will result in the realisation of a further $1.9 billion in estimated annual benefits by the end of 2014; half to be realised by 2011, with most of the remainder realised by the end of 2013. These programmes, when fully implemented, are planned to impact an additional 10,400 positions.  Additional restructuring charges of $2.0 billion are anticipated between 2010 and 2013, with approximately 60 percent to be taken in 2010, and most of the remainder by 2011.

Outlook 2010-2014

AstraZeneca is a focused, integrated, innovation-driven, global biopharmaceutical business:

•
Focused.  The Company will be selective about those areas of the industry it chooses to compete in, targeting those product categories where medical innovation or brand equity continues to command a premium in the marketplace.

•	Integrated. The Company believes the best way to capture value within this industry is to span the full value chain of discovery, development and commercialisation.
•	Innovation-driven. The Company believes its technology base will continue to deliver innovative products that patients will need and that payers will value.
•	Global. The Company believes that its ability to meet the health needs of patients and healthcare systems in both the developed and Emerging Markets is a core capability.

The Company believes that pursuit of this strategy will continue to build a pipeline of new medicines that will meet the needs of patients and provide attractive returns for shareholders.

The next five years will be challenging for the industry and for the Company, as its revenue base transitions through a period of exclusivity losses and new product launches.  The Company believes it would be helpful for investors to understand the Company’s high level planning assumptions for revenue evolution, margins, cash flow and business reinvestment that will guide its management of the business over the next five years.

For the period 2010 to 2014, the Company has made certain assumptions for the industry environment.  The Company assumes that the global biopharmaceutical industry can grow at least in line with real GDP over the planning horizon.  Downward pressure on revenue from government interventions in the marketplace, including certain proposals associated with efforts to enact US healthcare reform, remain a continuing feature of the challenging market environment; however, for the planning period, the Company assumes no further “step-change” in the evolution of these pressures.  The assumptions for revenue, margins and cash flow assume no material mergers, acquisitions or disposals for the Company.  In addition, our plans assume no premature loss of exclusivity for key AstraZeneca products.  It is also assumed that exchange rates for our principal currencies don’t differ materially from the average rates that prevailed during January 2010.

The Company’s planning assumption is that revenue will be in the range of $28 billion to $34 billion per annum over the next five years.  It is expected that a significant portion of current base revenue will be affected by the loss of market exclusivity on a number of products.  The Company aims to grow market share for key franchises that retain exclusivity, and plans to sustain double-digit growth rates in its Emerging Markets business, supported by the selective addition of branded generics to the portfolio.  Achievement of revenue within the planning range will require a risk-adjusted contribution of around $4 billion to $6 billion from recently launched products, the current pipeline or from further in-licensing by 2014.  The Company aspires to achieve revenue performance nearer the top than the bottom of the planning range by 2014, when the Company’s expectation is that it will have returned to a period of more consistent revenue growth.

Based on continued productivity improvements (including successful completion of restructuring initiatives), the planning assumption is that Core operating margin, before investment in research and development (Core Pre-R&D operating margin) will be in the range of 48 to 54 percent of revenue. These levels of revenue and margins would generate strong operating cash flow over the planning period, to support the reinvestment needs of the business, debt service obligations and shareholder distributions.  Over the planning period, the Company expects that between 40 and 50 percent of its pre-R&D post tax cash flows will be reinvested in internal and external R&D and capital investments to drive future value and growth.

2010 Guidance

Revenue in 2010 will be affected by the expected loss of market exclusivity for Arimidex and for Pulmicort Respules in the US.  Compared to a 2009 revenue baseline that included unanticipated contributions from US sales of Toprol-XL and H1N1 pandemic influenza vaccine, the Company expects up to a mid single-digit decline in revenue in 2010 on a constant currency basis.  Core Pre-R&D operating margin is expected to be lower than 2009 in constant currency terms, but near the top of the mid-term planning range.  Based on the January 2010 average exchange rates for our principal currencies, the target for Core earnings per share is in the range of $5.75 to $6.15.

This target takes no account of the likelihood that average exchange rates for the remainder of 2010 may differ materially from the January 2010 average rates upon which our earnings guidance is based.  An estimate of the sales and earnings sensitivity to movements of our major currencies versus the US dollar is provided in conjunction with this Full Year 2009 results announcement, and can be found on the AstraZeneca website, www.astrazeneca.com/investors and http://info.astrazenecaevents.com.

Dividends and Share Repurchases

The Board has recommended a 14 percent increase in the second interim dividend to $1.71 (105.4 pence, 12.43 SEK) to be paid on 15 March 2010.  This brings the full year dividend to $2.30 (141.4 pence, 16.84 SEK), an increase of 12 percent.

In recognition of the Group’s strong balance sheet, sustainable significant cash flow, and the Board’s confidence in the strategic direction and long-term prospects for the business, the Board has adopted a progressive dividend policy, intending to maintain or grow the dividend each year.  The Board recognizes that some earnings fluctuations are to be expected as the Company’s revenue base transitions through this period of exclusivity losses and new product launches.  The Board’s view is that the annual dividend will not just reflect the financial performance of a single year taken in isolation, but reflect its view of the earnings prospects for the Group over the entirety of the investment cycle.  As a result, dividend cover may vary during the period, but with the target of an average dividend cover of 2 times (ie, a payout ratio of 50 percent), based on reported earnings (before restructuring costs).

In setting the distribution policy and the overall financial strategy, the Board’s aim is to continue to strike a balance between the interests of the business, our financial creditors and our shareholders. After providing for business investment, funding the progressive dividend policy and meeting our debt service obligations, the Board will keep under review the opportunity to return cash in excess of these requirements to shareholders through periodic share repurchases.

In conjunction with today’s financial results announcement, the Board has announced that the Company will repurchase up to $1 billion in shares during 2010.

There were no share repurchases during 2009.  In 2009, 3.5 million shares were issued in consideration of share option exercises for a total of $135 million.

The total number of shares in issue at 31 December 2009 was 1,451 million.

Research and Development Update

A comprehensive update of the AstraZeneca R&D pipeline is presented in conjunction with this Full Year 2009 results announcement, and is available on the Company’s website.

The AstraZeneca pipeline now includes 146 projects, including 103 projects in the clinical phase of development.  There are 11 NME projects currently in late stage development, either in Phase III or under regulatory review.  During 2009, across the portfolio, 53 projects have successfully progressed to their next phase (including 24 molecules entering first human testing); 29 compounds have been added from Discovery research and 20 compounds have been withdrawn.

Five important products are awaiting registration at this time:

•
Brilinta (ticagrelor), an investigational oral antiplatelet treatment for the reduction of major adverse cardiac events in patients with acute coronary syndrome (ACS), is under regulatory review in the US and in Europe.

•
Vimovo (naproxen/esomeprazole magnesium), a product for the treatment of the signs and symptoms of osteoarthritis, rheumatoid arthritis and ankylosing spondylitis in patients who are at risk of developing NSAID-associated ulcers, is under regulatory review in the US and in Europe.  Vimovo is a licensing collaboration between AstraZeneca and POZEN Inc.

•	Certriad, an investigational compound for the treatment of mixed dyslipidaemia, a combination of two or more lipid abnormalities including high LDL-cholesterol (the “bad” cholesterol), high triglycerides and low HDL-cholesterol (the “good” cholesterol), is under regulatory review in the US.  The product is a fixed-dose combination product containing the active ingredients of Crestor (rosuvastatin calcium) and TRILIPIX™ (fenofibric acid), and is under joint development by AstraZeneca and Abbott.

•
Motavizumab, for the prevention of serious respiratory syncytial virus (RSV) disease in high-risk infants, is under regulatory review in the US.  Motavizumab is an investigational monoclonal antibody (MAb) with enhanced activity against RSV compared to Synagis (palivizumab).  On 24 December 2009, AstraZeneca’s biologics unit MedImmune filed its formal regulatory reply to the Complete Response Letter (CRL) received from the US FDA.  The Company received the CRL asking for additional information regarding motavizumab on 25 November 2008, and the Company has been in ongoing discussions with FDA reviewers since then to complete and file its CRL reply.

•	In December 2009, AstraZeneca and Bristol-Myers Squibb submitted an application with the US FDA for a fixed dose combination of ONGLYZATM (saxagliptin) plus metformin HCl extended-release tablets.

The Company was active in supplementing the pipeline with late stage projects through licensing and acquisitions during 2009, including:

•
On 12 August 2009, AstraZeneca and Forest Laboratories announced a definitive collaboration agreement to co-develop and commercialise ceftaroline in all major markets outside the United States, Canada and Japan.  Ceftaroline is Forest’s late stage, next generation cephalosporin, which is being investigated for the treatment of complicated skin and skin structure infections (cSSSI) and community-acquired bacterial pneumonia (CABP).  Ceftaroline demonstrates bactericidal activity against a broad range of pathogens commonly implicated in cSSSI and CABP, including methicillin-resistant Staphylococcus aureus (MRSA) and multi-drug resistant Streptococcus pneumoniae (MDRSP).

Forest has filed a New Drug Application (NDA) in the US at the end of 2009.  AstraZeneca expects to file a Marketing Authorisation Application (MAA) in Europe by the end of 2010.

•
On 24 September 2009, AstraZeneca and Nektar Therapeutics announced an exclusive worldwide license agreement for two drug development programmes: NKTR-118, a late stage investigational product being evaluated for the treatment of opioid-induced constipation, and the NKTR-119 programme, an early stage programme that is intended to deliver products for the treatment of pain without constipation side effects.  Both programmes were developed by Nektar, utilising their proprietary small molecule advanced polymer conjugate technology platform.

Under the terms of the agreement, AstraZeneca will assume responsibility for the continued development of both programmes, including the initiation of late stage clinical activities for NKTR-118.  AstraZeneca expects completion of the design of the phase III programme in the near term, and anticipates filing the drug with regulators in 2013.

•
On 3 December 2009, AstraZeneca and Targacept Inc. announced a collaboration and license agreement for the global development and commercialisation of TC-5214, Targacept’s late-stage investigational product for major depressive disorder (MDD).  AstraZeneca and Targacept will jointly design a global Phase III clinical programme anticipated to begin in mid 2010 with the goal of filing an NDA with the US FDA in 2012.

•
On 23 December 2009, AstraZeneca announced that it has entered into an agreement to acquire Novexel, a private infection research company based in France, and will collaborate with Forest Laboratories on the future co-development and commercialisation of two late-stage antibiotic development programmes: ceftazidime/NXL-104 (CAZ104) and ceftaroline/NXL-104 (CEF104).  These antibiotic combinations utilise Novexel’s novel investigational beta-lactamase inhibitor NXL-104 to overcome antibiotic resistance and treat the increasing numbers of infections resistant to existing therapies.

CAZ104, is a combination of NXL-104 and ceftazidime, a third generation cephalosporin to which resistance has emerged.  It is expected to move into Phase III development in late 2010 and to be filed with regulators in the US and EU in 2012.

CEF104 is a combination of NXL-104 and ceftaroline, Forest’s broad spectrum anti-MRSA cephalosporin which is currently in late stage development.  It is expected to move into Phase II development in late 2010.

Other significant developments since the third quarter update include:

Seroquel XR

On 4 December 2009, AstraZeneca announced that the US FDA has approved once-daily Seroquel XR

(quetiapine fumarate) Extended Release Tablets as adjunctive (add-on) treatment to antidepressants in adults with MDD.  Seroquel XR is the only medication in its class approved by the FDA to treat both major depressive disorder as adjunctive therapy and acute depressive episodes associated with bipolar disorder as monotherapy.

Brilinta

On 15 November 2009, AstraZeneca announced results of a PLATO sub-analysis in the most serious type of Acute Coronary Syndrome (ACS) patients, those with ST Segment Elevation Myocardial Infarction (STEMI). In this setting, ST segment elevation indicates total obstruction of a coronary artery which warrants emergency surgery with angioplasty, a procedure termed primary Percutaneous Coronary Intervention or “PCI,” in order to restore flow, salvage the heart muscle (myocardium) from infarction and reduce mortality.

The sub-analysis showed that, compared to clopidogrel (Plavix®/Iscover®), treatment with ticagrelor (Brilinta) resulted in a reduction of cardiovascular events (composite of CV death, heart attack and stroke) for up to a year (ticagrelor vs. clopidogrel, 9.3% vs. 11.0%, P=0.02), without an increase in major bleeding (9.0% vs. 9.3%, P=0.63). These efficacy findings were driven by a statistically significant reduction in heart attacks (myocardial infarction) (4.7% vs. 6.1%, P=0.01).  For these STEMI patients, the benefit observed with ticagrelor increased over time.

Ticagrelor also demonstrated effects across several secondary efficacy endpoints including MI, stent thrombosis, and the composite of MI, stroke and all-cause mortality.  There was an 18% relative reduction in all cause mortality at one year from 6.0% to 4.9% (P=0.04) with ticagrelor over clopidogrel.

The pre-specified sub-analysis of the ACS STEMI patients looked at approximately 45% (8,430 patients) of the overall PLATO study population. These data were presented during the late-breaker session at the annual American Heart Association (AHA) Scientific Sessions.

Zactima

During December 2009, the phase III ZETA and ZEPHYR trials were analysed. The ZETA trial met its primary endpoint of improving progression-free survival in patients with advanced medullary thyroid cancer. The ZEPHYR trial did not meet its primary endpoint of prolonging overall survival in patients with advanced lung cancer who had previously received EGFR inhibitor therapy. Full results of these two trials will be presented at medical congresses during 2010.

Crestor

On 15 December 2009, the US FDA Endocrinologic and Metabolic Drugs Advisory Committee (EMDAC) met to discuss the supplemental New Drug Application (sNDA) filed by AstraZeneca which seeks to incorporate outcomes data from the JUPITER study into the Crestor prescribing information.

The Committee voted 12 yes, 4 no, and 1 abstention that AstraZeneca has established sufficient benefit to offset the observed risks to support the use of Crestor in individuals meeting the following criteria:

•	Men > 50 years, women > 60 years;
•	Fasting LDL < 130mg/dL; hsCRP > 2.0mg/L; triglycerides < 500mg/dL;
•	No prior history of cardiovascular or cerebrovascular events or coronary heart disease (CHD) risk equivalent as defined by NCEP ATP-III guidelines.

The FDA Advisory Committee also discussed four non-voting items related to a range of other observations in the JUPITER study, including adverse events and whether the JUPITER trial identified an appropriate new target patient population.

The Crestor sNDA remains under regulatory review; a response is anticipated during the first quarter 2010.

Revenue

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	Fourth Quarter		CER %	Full Year		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Nexium	1,278	1,324	-7	4,959	5,200	-1
Losec/Prilosec	250	264	-12	946	1,055	-10
Total	1,553	1,611	-8	6,011	6,344	-2

•
In the US, Nexium sales in the fourth quarter were $717 million, down 14 percent compared with the fourth quarter last year.  Dispensed retail tablet volume decreased by around 4 percent.  Average realised selling prices for Nexium were around 7 percent lower in the quarter, and around 8 percent for the year to date, in line with expectations.

•	Nexium sales in the US for the full year were down 9 percent to $2,835 million.
•
Nexium sales in other markets in the fourth quarter were up 4 percent to $561 million.  Sales in Canada were up 10 percent.  Sales in Western Europe were up 1 percent.  Sales in Emerging Markets were up 7 percent.

•	Nexium sales in other markets were up 9 percent for the full year to $2,124 million.
•
Prilosec sales in the US were down 55 percent in the fourth quarter and were down 63 percent for the full year, as a result of the entry of generic competition to the 40mg dosage form in the second half of 2008.

•
Sales of Losec in the Rest of World were down 6 percent in the fourth quarter.  Losec sales in the Rest of World were unchanged for the full year, as growth in Japan (up 8 percent) and China (up 21 percent) was largely offset by declines in Australia (down 62 percent) and in Western Europe (down 3 percent).

Cardiovascular

	Fourth Quarter		CER %	Full Year		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Crestor	1,257	987	+20	4,502	3,597	+29
Seloken /Toprol-XL	324	207	+53	1,443	807	+84
Atacand	387	351	+1	1,436	1,471	+5
Plendil	60	67	-13	241	268	-7
Zestril	43	52	-23	184	236	-17
ONGLYZATM *	2	-	n/m	11	-	n/m
Total	2,227	1,803	+17	8,376	6,963	+25

*
ONGLYZA™ is recorded as “Alliance Revenue”.  This does not represent ex-factory sales, but rather AstraZeneca’s share of the gross profit from its collaboration with Bristol-Myers Squibb on this product.

•
In the US, Crestor sales in the fourth quarter were up 13 percent to $552 million.  Crestor total prescriptions increased by nearly 20 percent, compared with 4 percent for the statin market overall.  Crestor share of total prescriptions continued to increase, reaching 11.3 percent in December 2009.

•	US sales for Crestor for the full year increased by 25 percent to $2,100 million.
•
Crestor sales in the Rest of World were up 28 percent to $705 million in the fourth quarter.  Crestor volume growth continues to run well ahead of the statin market growth in both Established and Emerging Markets.  There was strong growth in Western Europe (up 23 percent), Canada (up 23 percent), Japan (up 60 percent) and Australia (up 50 percent).  Sales in Emerging Markets were up 16 percent.

•	Crestor sales in the Rest of World were up 33 percent to $2,402 million for the full year.
•
US sales of the Toprol-XL product range, which includes sales of the authorised generic, increased by 124 percent in the fourth quarter to $197 million.  The attenuated growth rate in the fourth quarter compared to previous quarters this year reflects the impact of Watson’s launch of a generic metoprolol succinate product, which so far has been limited to the 25mg and 50mg dosage strengths.  The Watson product accounted for around 26 percent of total prescriptions for metoprolol succinate in December 2009.  The two original generic competitor products remain off the US market, and it remains difficult to ascertain when or if these products will return to the market or when potential new entrants may be approved.

•	Toprol-XL franchise sales in the US for the full year were up 227 percent to $964 million.
•	Sales of Seloken in other markets were up 1 percent in the fourth quarter and were up 2 percent for the full year on double-digit growth in Emerging Markets.
•
US sales of Atacand were up 3 percent in the fourth quarter and were unchanged for the full year. Atacand sales in Rest of World were up 1 percent in the fourth quarter and 5 percent for the full year.

•
Alliance revenue from the ONGLYZATM collaboration with Bristol-Myers Squibb totalled $11 million for the full year, as $2 million in revenue in the fourth quarter was recorded in addition to the $9 million in the third quarter, which was AstraZeneca’s share of launch stocking sales in the US following US FDA approval on 31 July 2009.

Respiratory and Inflammation

	Fourth Quarter		CER %	Full Year		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Symbicort	666	514	+22	2,294	2,004	+23
Pulmicort	387	397	-5	1,310	1,495	-10
Rhinocort	65	78	-21	264	322	-15
Oxis	19	15	+20	63	71	-
Accolate	17	18	-11	66	73	-8
Total	1,191	1,059	+7	4,132	4,128	+6

•
Symbicort sales in the US were $153 million in the fourth quarter, a 70 percent increase over last year. Symbicort share of new prescriptions for fixed combination products increased to 17.4 percent in December 2009, up 5.8 percentage points for the full year.  Market share of patients new to combination therapy was 25.8 percent in December 2009.

•	US sales of Symbicort for the full year were $488 million, an increase of 91 percent.
•
Symbicort sales in other markets in the fourth quarter were $513 million, 12 percent ahead of the fourth quarter last year.  Sales in Western Europe were up 9 percent.  Emerging Markets sales were up 25 percent in the quarter.

•	Symbicort sales in the Rest of World for the full year were up 13 percent to $1,806 million.
•
US sales of Pulmicort in the fourth quarter were down 12 percent to $230 million.  As expected, Teva re-launched its generic budesonide for inhalation suspension product (BIS), under license from AstraZeneca, on 15 December 2009.  Despite launching late in the quarter, Teva’s BIS product market share of dispensed BIS prescriptions was 16 percent in the fourth quarter, as this includes pharmacies dispensing from stocks remaining from Teva’s “at risk” launch shipments at the end of 2008.  Reported sales in the fourth quarter 2009 were reduced by a return provision against trade inventory following the launch of the Teva generic.

•	US sales of Pulmicort for the full year were down 18 percent to $804 million.
•	Sales of Pulmicort in the Rest of World for the full year were up 4 percent to $506 million.

Oncology

	Fourth Quarter		CER %	Full Year		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Arimidex	499	451	+6	1,921	1,857	+7
Casodex	189	284	-38	844	1,258	-34
Zoladex	300	278	+1	1,086	1,138	-
Iressa	79	73	+3	297	265	+8
Faslodex	72	61	+11	262	249	+10
Nolvadex	24	23	-4	88	85	-
Ethyol	4	5	-20	15	28	-46
Total	1,169	1,195	-8	4,518	4,954	-7

•
In the US, sales of Arimidex were up 24 percent in the fourth quarter to $220 million.  Total prescriptions for Arimidex were down 3.5 percent, slightly greater than the 2 percent decline in the market for hormonal treatments for breast cancer.

•	US sales of Arimidex for the full year were up 16 percent to $878 million.
•	Arimidex sales in other markets were down 6 percent in the fourth quarter. For the full year, sales were unchanged.
•
Casodex sales in the US in the fourth quarter were down 77 percent to $18 million following FDA approval of 8 generic bicalutamide products in July.  Casodex sales in the US for the full year were down 49 percent to $148 million.

•	Casodex sales in the Rest of World in the fourth quarter were down 24 percent to $171 million as a result of generic competition in Western Europe, where sales were down 45 percent, and in Japan, where sales were down 17 percent.  For the full year, sales in the Rest of World were down 29 percent to $696 million.

•
Iressa sales increased by 8 percent to $297 million for the full year, including $7 million of sales in Western Europe following EU regulatory approval in July.  There were double-digit sales increases in Japan and in China for the full year.

•	Faslodex sales for the full year increased by 5 percent in the US and grew by 15 percent in the Rest of World.

Neuroscience

	Fourth Quarter		CER %	Full Year		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Seroquel	1,261	1,160	+6	4,866	4,452	+12
Zomig	115	112	-3	434	448	-
Total	1,636	1,495	+5	6,237	5,837	+10

•
In the US, Seroquel sales were up 5 percent to $872 million in the fourth quarter.  Total prescriptions for the Seroquel franchise increased by 1 percent in the fourth quarter, whilst total prescriptions for Seroquel XR more than tripled compared to the fourth quarter 2008.  Market share for the Seroquel franchise was a market-leading 31.3 percent in December 2009 (unchanged in the quarter) of which 3.5 percentage points were for Seroquel XR, which was up 51 basis points.  Seroquel XR accounted for 11 percent of total prescriptions for the franchise in December 2009.

•	US sales of Seroquel for the full year were $3,416 million, 13 percent ahead of last year.
•
Seroquel sales in the Rest of World were $389 million in the fourth quarter, an 8 percent increase despite the 52 percent decline in Canada due to generic competition.  Sales growth was driven by the performance of Seroquel XR, which accounted for 24 percent of franchise sales in the Rest of World markets in 2009. Seroquel sales in Western Europe were up 11 percent. Sales in Emerging Markets were up 13 percent.

•	For the full year, Seroquel sales in the Rest of World increased by 8 percent to $1,450 million.

Infection and Other

	Fourth Quarter		CER %	Full Year		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
Synagis	401	506	-21	1,082	1,230	-12
Merrem	236	217	+3	872	897	+5
FluMist	51	33	+55	145	104	+39
Non seasonal flu vaccine	237	-	n/m	389	-	n/m
Total	955	805	+17	2,631	2,451	+10

•
In the US, sales of Synagis in the fourth quarter were down 31 percent to $263 million, as new guidelines published by the COID have restricted usage at the start of the RSV season.  US sales for the full year were down 15 percent to $782 million.  Outside the US, Synagis sales in the fourth quarter were up 10 percent to $138 million.  For the full year, sales in Rest of World were down 2 percent, reflecting year on year timing differences in shipments to Abbott, our international distributor, rather than underlying demand trends.

•	FluMist sales for the full year were $145 million, a 39 percent increase over last year.
•
Revenue of $237 million related to US government orders for Live Attenuated Influenza Vaccine (LAIV) against Novel Influenza A (H1N1) were recorded in the fourth quarter, bringing the total for the full year to $389 million.  The total value of the contract was approximately $453 million.  How much of the remaining revenue balance will be recorded in 2010 will depend on the US government’s assessment of its vaccine needs in the light of the severity of the outbreak and projected vaccination rates.

This project has been funded in whole or in part with Federal funds from HHS/ASPR/BARDA, under Contract No. HHS01002009000021.

Geographic Sales

	Fourth Quarter		CER %	Full Year		CER %
	2009 $m	2008 $m		2009 $m	2008 $m
North America	4,288	4,080	+4	15,981	14,785	+9
US	3,947	3,784	+4	14,778	13,510	+9
Established ROW*	3,492	3,090	+2	12,471	12,543	+4
Emerging ROW	1,165	1,023	+10	4,352	4,273	+12

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden, and others), Japan, Australia and New Zealand.

•
In the US, revenue increased by 9 percent for the full year.  In addition to the revenue upsides from Toprol-XL and H1N1 influenza vaccine sales, Crestor, Seroquel and Symbicort were also drivers of revenue growth, more than offsetting declines in Nexium, Pulmicort Respules, Casodex and Prilosec.

•
Revenue in the Established Rest of World segment was up 4 percent for the full year.  Revenue in Western Europe was up 3 percent, as growth for Crestor, Symbicort, Seroquel and Nexium more than offset generic erosion on Casodex and declines in the mature cardiovascular products.  Revenue in Japan was up 7 percent, with most of the growth coming from Crestor.  Crestor was largely responsible for the 12 percent revenue increase in Australia.

•
Revenue in Emerging Markets was up 12 percent for the full year, with 60 percent of the growth coming from the 5 key brands, and the balance from the broader portfolio.  Revenue in China was up 27 percent.

Operating and Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) and on a Core basis unless otherwise indicated.  These measures, which are presented in addition to our Reported financial information, are non-GAAP measures which management believe useful to enhance understanding of the Group’s underlying financial performance of our ongoing businesses and the key business drivers thereto.  The Core financial measure is adjusted to exclude certain significant items, such as charges and provisions related to our global restructuring and synergy programmes, amortisation and impairment of the significant intangibles relating to our acquisition of MedImmune Inc. in 2007 and our current and future exit arrangements with Merck in the US, and other specified items.  More detail on the nature of each of these adjustments is given in our Annual Report and Form 20-F Information 2008.  During the second quarter, the Group enhanced its methodology for calculating growth rates in constant currency terms.  The constant exchange growth rates (CER) disclosed for the second half of 2009 have been calculated using the updated methodology.

Fourth Quarter

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2009	Restructuring and Synergy Costs	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions	Core 2009	Core 2008	Actual %	CER %
Revenue	8,945	-	-	-	-	8,945	8,193	9	4
Cost of Sales	(1,665)	49				(1,616)	(1,835)
Gross Profit	7,280	49	-	-	-	7,329	6,358	15	11
% sales	81.4%					81.9%	77.6%	+4.3	+4.9
Distribution	(91)	-	-	-	-	(91)	(71)	29	22
% sales	1.0%					1.0%	0.8%	-0.2	-0.1
R&D	(1,314)	38	-	6	-	(1,270)	(1,245)	2	1
% sales	14.7%					14.2%	15.2%	+1.0	+0.4
SG&A	(3,465)	198	104	-	98	(3,065)	(2,570)	19	16
% sales	38.7%					34.3%	31.4%	-2.9	-3.5
Other (Expense)/ Income	(85)	-	21	205	-	141	213	(34)	(45)
% sales	1.0%					1.6%	2.6%	-1.0	-1.2
Operating Profit	2,325	285	125	211	98	3,044	2,685	13	6
% sales	26.0%					34.0%	32.8%	+1.2	+0.5
Net Finance Expense	(161)	-	-	-	-	(161)	(76)
Profit before Tax	2,164	285	125	211	98	2,883	2,609	10	4
Taxation	(602)	(84)	(28)	(63)	(34)	(811)	(785)
Profit after Tax	1,562	201	97	148	64	2,072	1,824	14	7
Non-controlling Interests	(9)	-	-	-	-	(9)	(11)
Net Profit	1,553	201	97	148	64	2,063	1,813	14	8
Weighted Average Shares	1,450	1,450	1,450	1,450	1,450	1,450	1,447
Earnings per Share	1.07	0.14	0.07	0.10	0.04	1.42	1.25	14	7

Revenue grew by 4 percent in the fourth quarter to $8,945 million.

Core gross margin of 81.9 percent in the fourth quarter was 4.9 percentage points higher than last year. Lower payments to Merck (0.5 percentage points), lower intangible asset impairments and provisions (3.1 percentage points) and continued efficiency gains and mix factors (2.0 percentage points) were partially offset by higher royalty payments (0.7 percentage points).

Core R&D expenditure was $1,270 million in the fourth quarter, 1 percent higher than last year, as increased investment in biologics and higher charges relating to intangible asset impairments were partially offset by continued productivity initiatives and lower project costs resulting from several late stage development projects completing their Phase III programmes and progressing to pre-registration.

Core SG&A costs of $3,065 million in the fourth quarter were 16 percent higher than last year.  Stronger than expected revenue performance provided the opportunity to drive future growth through increased marketing investment for Emerging Markets and currently marketed brands, and to support launch planning for the new products awaiting registration.  SG&A expense growth also included increased legal expenses and impairment of intangible assets related to information systems, which were only partially offset by operational efficiencies.

Core other income of $141 million was $72 million lower than the fourth quarter of 2008, chiefly on expected lower one-time gains and lower HPV royalties.

Core operating profit was $3,044 million, an increase of 6 percent at CER, or 13 percent on an actual basis. In comparison with last year against the dollar, the euro was 12 percent stronger (increasing sales and costs), the Swedish krona was 11 percent stronger (increasing costs) and sterling was 4 percent stronger (increasing costs). Core operating margin increased by 0.5 percentage points to 34.0 percent of revenue as result of leveraging sales growth and lower intangible asset impairments within Cost of Sales.

Core earnings per share in the fourth quarter were $1.42, up 7 percent, as the increase in Core operating profit and a lower effective tax rate were only partially offset by higher net finance expense.

Reported operating profit was up 13 percent to $2,325 million. Reported earnings per share were $1.07 up 16 percent.

Full Year

All financial figures, except earnings per share, are in $ millions.  Weighted average shares in millions.

	Reported 2009	Restructuring and Synergy Costs	Merck & MedImmune Amortisation	Intangible Impairments	Legal Provisions	Core 2009	Core 2008	Actual %	CER %
Revenue	32,804	-	-	-	-	32,804	31,601	4	7
Cost of Sales	(5,775)	188	-	-	-	(5,587)	(6,193)
Gross Profit	27,029	188	-	-	-	27,217	25,408	7	10
% sales	82.4%					83.0%	80.4%	+2.6	+2.4
Distribution	(298)	-	-	-	-	(298)	(291)	3	13
% sales	0.9%					0.9%	0.9%	-	-
R&D	(4,409)	68	-	7	-	(4,334)	(4,953)	(13)	(3)
% sales	13.5%					13.2%	15.7%	+2.5	+1.5
SG&A	(11,332)	403	403	-	636	(9,890)	(9,940)	(1)	5
% sales	34.5%					30.2%	31.4%	+1.2	+0.8
Other Income	553	-	108	265	-	926	734	26	26
% sales	1.7%					2.8%	2.3%	+0.5	+0.4
Operating Profit	11,543	659	511	272	636	13,621	10,958	24	23
% sales	35.2%					41.5%	34.7%	+6.8	+5.1
Net Finance Expense	(736)	-	-	-	-	(736)	(463)
Profit before Tax	10,807	659	511	272	636	12,885	10,495	23	22
Taxation	(3,263)	(199)	(125)	(82)	(34)	(3,703)	(3,056)
Profit after Tax	7,544	460	386	190	602	9,182	7,439	23	22
Non-controlling Interests	(23)	-	-	-	-	(23)	(29)
Net Profit	7,521	460	386	190	602	9,159	7,410	24	22
Weighted Average Shares	1,448	1,448	1,448	1,448	1,448	1,448	1,453
Earnings per Share	5.19	0.32	0.27	0.13	0.41	6.32	5.10	24	23

Revenue grew by 7 percent for the full year to $32,804 million.

Core gross margin of 83.0 percent for the full year was 2.4 percentage points higher than last year. Lower payments to Merck (0.6 percentage points), the impact of the release of a provision with respect to the resolution of an issue related to a third party supply contract in the third quarter (0.5 percentage points), lower intangible asset impairments and provisions (0.8 percentage points) and continued efficiency gains and mix factors (1.4 percentage points) were partially offset by higher royalty payments (0.9 percentage points).

Core R&D expenditure was $4,334 million for the full year, 3 percent lower than last year, as increased investment in biologics was more than offset by the continued productivity initiatives and lower costs associated with late stage development projects that have progressed to pre-registration.

Core SG&A costs of $9,890 million for the full year were 5 percent higher than last year, as increased marketing investment in Emerging Markets and currently marketed brands, and supporting the launch planning for the new products awaiting registration, were partially offset by operational efficiencies across the business.

Core other income of $926 million was $192 million higher than 2008, chiefly as a result of the Abraxane® and Nordic OTC disposals in the first half of the year.

Core operating profit was $13,621 million, an increase of 23 percent. Core operating margin increased by 5.1 percentage points to 41.5 percent of revenue, as a result of sales growth, efficiencies across the cost base, lower R&D spend and the disposals within other income.

Core earnings per share for the full year were $6.32, an increase of 23 percent in line with the increase in core operating profit as higher net finance expense was offset by a lower effective tax rate and the benefit of a lower average number of shares outstanding during the previous year.

Reported operating profit was up 24 percent to $11,543 million, including $636 million of legal provisions. Reported earnings per share were $5.19 up 22 percent.

Finance Income and Expense

Net finance expense was $736 million for the year ($161 million for the quarter), versus $463 million in 2008 ($76 million for the quarter). The key drivers were the continued reversal of the fair value gain as described below, reduced interest received due to lower interest rates, a higher net interest expense on pension obligations, partially offset by reduced interest payable on lower debt balances.

Net finance expense included a net fair value loss of $15 million for the quarter ($82 million gain in Q4 2008) and $145 million for the year ($130 million gain in 2008) largely due to credit spreads reducing through 2009.  As outlined in the full year 2008 results, the net fair value gain of $130 million recorded mainly related to two long-term bonds. These bonds are swapped to floating interest rates and accounted for using the fair value option under IFRS. Under this accounting treatment both the bonds and the related interest rate swaps are measured at fair value, with changes in fair value reported in the income statement. The fair value of each instrument reflects changes in market interest rates, which broadly offset, but the fair value of these bonds also reflects changes in credit spreads.  The 2008 gain has now reversed fully in 2009 and, as credit spreads continued to reduce in Q4, further losses have been recorded.

The Company anticipates that net finance expense for 2010 will be approximately $550 million.

Taxation

The effective tax rate for the fourth quarter is 27.8 percent (2008 30.7 percent) and 30.2 percent for the year (2008 29.4 percent). Excluding the impact of the legal provisions ($98 million for the fourth quarter and $636 million for the year) the effective tax rate for the fourth quarter would be 28.1 percent and 28.8 percent for the year. The full year tax rate for 2010 is currently anticipated to be around 29 percent. Further details relating to the tax position are set out in Note 4.

Cash Flow

Cash generated from operating activities was $11,739 million in the year to 31 December 2009, compared with $8,742 million in 2008.  The improvement of $2,997 million is primarily driven by the increase in cash generated from operations of $3,118 million, reflecting the strong underlying performance and improved working capital management, partially offset by an increase in tax payments of $172 million.

Net cash outflows from investing activities were $2,476 million in the year compared with $3,896 million in 2008. The reduction of $1,420 million is due primarily to the payment of $2,630 million to Merck in 2008 as part of the partial retirement, and the proceeds from the disposal of the Abraxane® co-promotion rights of $269 million received in 2009, countered by an increase in the purchase of short-term investments and fixed deposits of

$1,372 million.

Cash distributions to shareholders were $2,977 million through payment of the second interim dividend from 2008 and the first interim dividend for 2009.

Debt and Capital Structure

As at 31 December 2009, outstanding gross debt (interest bearing loans and borrowings) was $11,063 million (31 December 2008: $11,848 million). The reduction in gross debt of $785 million during the year was principally due to the repayment on maturity of the two–year $650 million Floating Rate Note (issued in September 2007). Of the gross debt outstanding at 31 December 2009, $1,926 million is due within one year (31 December 2008: $993 million) of which $717 million was repaid on the 4 January 2010, relating to the Euro 500 million 18 month bond issued in July 2008. Strong business cash flows have reduced net debt by $7,709 million since 31 December 2008 to net funds of $535 million as at 31 December 2009.

Calendar

16 March 2010	Emerging Markets investor presentation
29 April 2010	Announcement of first quarter 2010 results
29 April 2010	Annual General Meeting
29 July 2010	Announcement of second quarter and half year 2010 results
28 October 2010	Announcement of third quarter and nine months 2010 results

David Brennan
Chief Executive Officer

Media Enquiries:	Neil McCrae (London)	(020) 7304 5045
	Chris Sampson/Sarah Lindgreen/Abigail Baron (London)	(020) 7304 5130/5033/5043
	Tony Jewell (Wilmington)	(302) 885 4594
	Ann-Leena Mikiver (Södertälje)	(8) 553 260 20

Analyst/Investor Enquiries	Karl Hård (London)	(020) 7304 5322
	Jonathan Hunt (London)	(020) 7304 5087
	Clive Morris (London)	(020) 7304 5084
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

An interview with David Brennan, Chief Executive Officer is available on www.astrazeneca.com and http://info.astrazenecaevents.com

Item 6

Condensed Consolidated Statement of Comprehensive Income

For the year ended 31 December	$2009 m	$2008 m
Revenue	32,804	31,601
Cost of sales	(5,775)	(6,598)
Gross profit	27,029	25,003
Distribution costs	(298)	(291)
Research and development	(4,409)	(5,179)
Selling, general and administrative costs*	(11,332)	(10,913)
Other operating income and expense	553	524
Operating profit	11,543	9,144
Finance income	462	854
Finance expense	(1,198)	(1,317)
Profit before tax	10,807	8,681
Taxation	(3,263)	(2,551)
Profit for the period	7,544	6,130
Other comprehensive income:
Foreign exchange arising on consolidation	388	(1,336)
Foreign exchange differences on borrowings forming net investment hedges	(68)	291
Gain on cash flow hedge in connection with debt issue	1	1
Net available for sale gains taken to equity	2	2
Actuarial loss for the period	(569)	(1,232)
Income tax relating to components of other comprehensive income	192	368
Other comprehensive income for the period, net of tax	(54)	(1,906)
Total comprehensive income for the period	7,490	4,224

Profit attributable to:
Owners of the parent	7,521	6,101
Non-controlling interests	23	29
	7,544	6,130

Total comprehensive income attributable to:
Owners of the parent	7,467	4,176
Non-controlling interests	23	48
	7,490	4,224

Basic earnings per $0.25 Ordinary Share	$5.19	$4.20
Diluted earnings per $0.25 Ordinary Share	$5.19	$4.20
Weighted average number of Ordinary Shares in issue (millions)	1,448	1,453
Diluted average number of Ordinary Shares in issue (millions)	1,450	1,453

* During 2009, AstraZeneca recorded provisions of $524 million (including $4 million of interest accruing on the $520 million settlement in principal) in respect of the US Attorney’s Office Investigation into sales and marketing practices involving Seroquel and $112 million in respect of average wholesale price litigation (see Note 4).

Condensed Consolidated Statement of Comprehensive Income

For the quarter ended 31 December	$2009 m	$2008 m
Revenue	8,945	8,193
Cost of sales	(1,665)	(2,112)
Gross profit	7,280	6,081
Distribution costs	(91)	(71)
Research and development	(1,314)	(1,355)
Selling, general and administrative costs*	(3,465)	(2,856)
Other operating income and expense	(85)	93
Operating profit	2,325	1,892
Finance income	130	217
Finance expense	(291)	(293)
Profit before tax	2,164	1,816
Taxation	(602)	(557)
Profit for the period	1,562	1,259
Other comprehensive income:
Foreign exchange arising on consolidation	(42)	(897)
Foreign exchange differences on borrowings forming net investment hedges	27	179
Gain on cash flow hedge in connection with debt issue	1	1
Net available for sale gains taken to equity	-	3
Actuarial loss for the period	(504)	(1,082)
Income tax relating to components of other comprehensive income	136	286
Other comprehensive income for the period, net of tax	(382)	(1,510)
Total comprehensive income for the period	1,180	(251)

Profit attributable to:
Owners of the parent	1,553	1,248
Non-controlling interests	9	11
	1,562	1,259

Total comprehensive income attributable to:
Owners of the parent	1,174	(275)
Non-controlling interests	6	24
	1,180	(251)

Basic earnings per $0.25 Ordinary Share	$1.07	$0.86
Diluted earnings per $0.25 Ordinary Share	$1.07	$0.86
Weighted average number of Ordinary Shares in issue (millions)	1,450	1,447
Diluted average number of Ordinary Shares in issue (millions)	1,455	1,447

* During the fourth quarter 2009, AstraZeneca recorded provisions of $4 million for interest accruing on the $520 million settlement in principal in respect of the US Attorney’s Office Investigation into sales and marketing practices involving Seroquel and $94 million in respect of average wholesale price litigation (see Note 4).

Condensed Consolidated Statement of Financial Position

	As at 31 Dec 2009 $m	As at 31 Dec 2008 $m
ASSETS Non-current assets
Property, plant and equipment	7,307	7,043
Goodwill	9,889	9,874
Intangible assets	12,226	12,323
Derivative financial instruments	262	449
Other investments	184	156
Deferred tax assets	1,292	1,236
	31,160	31,081
Current assets
Inventories	1,750	1,636
Trade and other receivables	7,709	7,261
Derivative financial instruments	24	-
Other investments	1,484	105
Income tax receivable	2,875	2,581
Cash and cash equivalents	9,918	4,286
	23,760	15,869
Total assets	54,920	46,950
LIABILITIES Current liabilities
Interest bearing loans and borrowings	(1,926)	(993)
Trade and other payables	(8,687)	(7,178)
Derivative financial instruments	(90)	(95)
Provisions	(1,209)	(600)
Income tax payable	(5,728)	(4,549)
	(17,640)	(13,415)
Non-current liabilities
Interest bearing loans and borrowings	(9,137)	(10,855)
Derivative financial instruments	-	(71)
Deferred tax liabilities	(3,247)	(3,126)
Retirement benefit obligations	(3,354)	(2,732)
Provisions	(477)	(542)
Other payables	(244)	(149)
	(16,459)	(17,475)
Total liabilities	(34,099)	(30,890)
Net assets	20,821	16,060
EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	363	362
Share premium account	2,180	2,046
Other reserves	1,919	1,932
Retained earnings	16,198	11,572
	20,660	15,912
Non-controlling interests	161	148
Total equity	20,821	16,060

Condensed Consolidated Statement of Cash Flows

For the year ended 31 December	$2009 m	$2008 m
Cash flows from operating activities
Profit before taxation	10,807	8,681
Finance income and expense	736	463
Depreciation, amortisation and impairment	2,087	2,620
Decrease/(increase) in working capital and short-term provisions	1,329	(210)
Other non-cash movements	(200)	87
Cash generated from operations	14,759	11,641
Interest paid	(639)	(690)
Tax paid	(2,381)	(2,209)
Net cash inflow from operating activities	11,739	8,742
Cash flows from investing activities
Movement in short term investments and fixed deposits	(1,371)	1
Purchase of property, plant and equipment	(962)	(1,095)
Disposal of property, plant and equipment	138	38
Purchase of intangible assets	(624)	(2,944)
Disposal of intangible assets	269	-
Purchase of non-current asset investments	(31)	(40)
Disposal of non-current asset investments	3	32
Interest received	113	149
Payments made by subsidiaries to non-controlling interest	(11)	(37)
Net cash outflow from investing activities	(2,476)	(3,896)
Net cash inflow before financing activities	9,263	4,846
Cash flows from financing activities
Proceeds from issue of share capital	135	159
Repurchase of shares	-	(610)
Issue of loans	-	787
Repayment of loans	(650)	-
Dividends paid	(2,977)	(2,739)
Movement in short term borrowings	(137)	(3,959)
Net cash outflow from financing activities	(3,629)	(6,362)
Net increase/(decrease) in cash and cash equivalents in the period	5,634	(1,516)
Cash and cash equivalents at the beginning of the period	4,123	5,727
Exchange rate effects	71	(88)
Cash and cash equivalents at the end of the period	9,828	4,123
Cash and cash equivalents consists of:
Cash and cash equivalents	9,918	4,286
Overdrafts	(90)	(163)
	9,828	4,123

Condensed Consolidated Statement of Changes in Equity

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2008	364	1,888	1,902	10,624	14,778	137	14,915
Profit for the period	-	-	-	6,101	6,101	29	6,130
Other comprehensive income	-	-	-	(1,925)	(1,925)	19	(1,906)
Transfer to other reserve	-	-	27	(27)	-	-	-
Transactions with owners:
Dividends	-	-	-	(2,767)	(2,767)	-	(2,767)
Issue/(repurchase) of AstraZeneca PLC Ordinary shares	(2)	158	3	(610)	(451)	-	(451)
Share-based payments	-	-	-	176	176	-	176
Transfer from non-controlling interests to payables	-	-	-	-	-	(11)	(11)
Dividend paid to non-controlling interest	-	-	-	-	-	(26)	(26)
At 31 December 2008	362	2,046	1,932	11,572	15,912	148	16,060

	Share capital $m	Share premium account $m	Other* reserves $m	Retained earnings $m	Total $m	Non- controlling interests $m	Total equity $m
At 1 January 2009	362	2,046	1,932	11,572	15,912	148	16,060
Profit for the period	-	-	-	7,521	7,521	23	7,544
Other comprehensive income	-	-	-	(54)	(54)	-	(54)
Transfer to other reserve	-	-	(13)	13	-	-	-
Transactions with owners:
Dividends	-	-	-	(3,026)	(3,026)	-	(3,026)
Issue of AstraZeneca PLC Ordinary shares	1	134	-	-	135	-	135
Share-based payments	-	-	-	172	172	-	172
Transfer from non-controlling interests to payables	-	-	-	-	-	(9)	(9)
Dividend paid to non-controlling interest	-	-	-	-	-	(1)	(1)
At 31 December 2009	363	2,180	1,919	16,198	20,660	161	20,821

* Other reserves include the capital redemption reserve and the merger reserve.

Notes to the Preliminary Announcement

1	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The preliminary announcement for the year ended 31 December 2009 has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and as issued by the International Accounting Standards Board.  There have been no significant changes in accounting policies from those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2008.  The annual financial information presented in the preliminary announcement for the year ended 31 December 2009 is based on, and is consistent with, that in the Group’s audited Financial Statements for the year ended 31 December 2009, and those Financial Statements will be delivered to the Registrar of Companies following the Company’s Annual General Meeting.  The auditor’s report on those Financial Statements is unqualified and does not contain any statement under Section 498 (2) or (3) of the Companies Act 2006.

During the year, the Group has applied IAS 1 Presentation of Financial Statements (revised 2007) which has introduced a number of terminology changes (including titles for the condensed financial statements) and has resulted in a number of changes in presentation and disclosure. The revised standard has had no impact on the reported results or financial position of the Group. In addition, the Group has adopted IFRS 2 Amendment regarding Vesting Conditions and Cancellations, IAS 23 Borrowing Costs (revised 2007) and Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements, none of which have had a significant effect on the reported results or financial position of the Group.

During the year the Company has adopted IFRS 8 ‘Operating Segments’. IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments that meet specified criteria. In addressing these criteria, it was determined that AstraZeneca is engaged in a single business activity of pharmaceuticals and that the Group does not have multiple operating segments. Our pharmaceuticals business consists of the discovery and development of new products, which are then manufactured, marketed and sold. All of these functional activities take place (and are managed) globally on a highly integrated basis. We do not manage these individual functional areas separately.

We consider that the SET is AstraZeneca’s chief operating decision making body (as defined by IFRS 8).  The operation of SET is principally driven by the management of the commercial operations, research & development and manufacturing & supply. The SET also includes Finance, HR and General Counsel representation.

All significant operating decisions are taken by SET.  While members of the SET have responsibility for implementation of decisions in their respective areas, operating decision making is at SET-level as a whole.  Where necessary these are implemented through cross functional sub-committees that consider the group-wide impact of a new decision. For example, product launch decisions would be initially considered by the SET and, on approval, passed to an appropriate sub-team for implementation. The impacts of being able to develop, produce, deliver and commercialise a wide range of pharmaceutical products drive the SET decision-making process.

In assessing performance the SET reviews financial information on an integrated basis for the Group as a whole, substantially in the form of, and on the same basis as, the Group’s IFRS financial statements. The high upfront cost of discovering and developing new products, coupled with the relatively insignificant and stable unit cost of production, means that there is not the clear link that exists in many manufacturing businesses between the revenue generated on an individual product sale and the associated cost (and hence margin) generated on a product. Consequently the profitability of individual drugs or classes of drugs is not considered a key measure of performance for the business and is not monitored by the SET.

Resources are allocated on a group-wide basis according to need.  In particular, capital expenditure, in-licensing and research & development resources are allocated between activities on merit, based on overall therapeutic considerations and strategy under the aegis of the Group’s Research & Development Executive Committee to facilitate a group-wide single combined discovery and development strategy. The Group’s recent acquisitions in the Biologics area, MedImmune and Cambridge Antibody Technology, have been integrated into the existing management structure of AstraZeneca both for allocation of resources and for assessment and monitoring of performance purposes. As such, although Biologics is a relatively new technological area for the Group, it does not operate as a separate operating segment.

The Group has considerable financial resources available.  The Group’s revenues are largely derived from sales of products which are covered by patents and for which, historically at least, demand has been relatively unaffected by changes in the general economy.  As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook and as such, the preliminary announcement  has been prepared on a Going Concern basis.

The information contained in Note 4 updates the disclosures concerning legal proceedings and contingent liabilities in the Group’s Annual Report and Form 20-F Information 2008 and the Third Quarter and Nine Months Results 2009.

The financial information included in the preliminary announcement does not constitute statutory accounts of the Group for the years ended 31 December 2009 and 2008.  Statutory accounts for the year ended 31 December 2008 have been reported on by the Group's auditors and delivered to the registrar of companies. The report of the auditors was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2	NET FUNDS

The table below provides an analysis of net funds and a reconciliation of net cash flow to the movement in net funds.

	At 1 Jan 2009 $m	Cash flow $m	Non-cash movements $m	Exchange movements $m	At 31 Dec 2009 $m
Loans due after one year	(10,855)	-	1,794	(76)	(9,137)
Current instalments of loans	(650)	650	(1,756)	(34)	(1,790)
Total loans	(11,505)	650	38	(110)	(10,927)
Other investments - current	105	1,361	14	4	1,484
Net derivative financial instruments	283	10	(97)	-	196
Cash and cash equivalents	4,286	5,560	-	72	9,918
Overdrafts	(163)	74	-	(1)	(90)
Short term borrowings	(180)	137	-	(3)	(46)
	4,331	7,142	(83)	72	11,462
Net (debt)/funds	(7,174)	7,792	(45)	(38)	535

Non-cash movements in the period include fair value adjustments under IAS 39.

3	RESTRUCTURING AND SYNERGY COSTS

Profit before tax for year ended 31 December 2009 is stated after charging restructuring and synergy costs of $659 million ($881 million in 2008).  These have been charged to profit as follows:

	4th Quarter 2009 $m	4th Quarter 2008 $m	Full Year 2009 $m	Full Year 2008 $m
Cost of sales	49	277	188	405
Research and development	38	50	68	166
Selling, general and administrative costs	198	189	403	310
Total	285	516	659	881

4	LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to product liability, commercial disputes, infringement of intellectual property rights, the validity of certain patents and antitrust law. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company's Annual Report and Form 20-F Information 2008 and Third Quarter and Nine Month results 2009. AstraZeneca made provisions of $98 million in the fourth quarter of 2009 bringing the total for the year to $636 million. The substantial majority of the fourth quarter charge is in relation to average wholesale price litigation in the US, which is described in more detail below.  As discussed in the Company's Annual Report and Form 20-F Information 2008, for the majority of claims in which AstraZeneca is involved it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, AstraZeneca discloses information with respect only to the nature and facts of the cases but no provision is made.

In cases that have been settled or adjudicated, or where quantifiable fines and penalties have been assessed and which are not subject to appeal, or where a loss is probable and we are able to make a reasonable estimate of the loss, we record the loss absorbed or make a provision for our best estimate of the expected loss.

The position could change over time, and there can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions that have been booked in the accounts. The major factors causing this uncertainty are described more fully in the Annual Report and Form 20-F Information 2008 and herein.

Matters disclosed in respect of the fourth quarter of 2009

Atacand (candesartan cilexetil)
Patent litigation – Canada
As previously disclosed, in April 2009, AstraZeneca Canada Inc. (AstraZeneca Canada) received a Notice of Allegation from Sandoz Canada Inc. (Sandoz Canada) in respect of Canadian Patent Nos. 2,040,955 (the '955 patent) and 2,083,305 (the '305 patent) listed on the Canadian Patent Register for Atacand. Sandoz Canada indicated it would await the expiry of the ‘955 patent, but alleged that the ‘305 patent is not infringed and is not properly listed on the Canadian Patent Register.

As previously disclosed, in May 2009, AstraZeneca filed a Notice of Allowance in federal court seeking an order prohibiting the Minister of Health from issuing a Notice of Compliance (NOC) to Sandoz Canada for its 4, 8 and 16mg candesartan cilexetil tablets until the expiration of the ‘305 patent. In December 2009, AstraZeneca Canada discontinued the proceeding. Sandoz Canada may not receive a NOC until the expiry of the ‘955 patent.

Patent litigation – EU
In Portugal, in December 2009 a request was filed with the Lisbon Administrative Court of First Instance seeking a preliminary injunction in the administrative courts in order to get a suspension of the effect of decisions taken by administrative bodies in Portugal to grant Sandoz Farmacêutica Limitada marketing authorisations for generic candesartan cilexetil.

Atacand HCT (candesartan cilexetil - hydrochlorothiazide)
Patent litigation – US
As previously disclosed, in September 2008 and March 2009, AstraZeneca and Takeda Pharmaceutical Company Limited (Takeda) received Paragraph IV Certification notice-letters from Matrix Laboratories Limited (Matrix) notifying the parties that it had submitted a New Drug Application seeking FDA approval to market a generic version of the 32/12.5, 32/25 and 16/12.5mg dose forms of Atacand HCT. Matrix’s notice alleges non-infringement, invalidity or unenforceability in respect of US Patent Nos. 5,534,534 (the ‘534 patent), 5,721,263 (the ‘263 patent) and 5,958,961 (the ‘961 patent). Matrix did not challenge the two listed compound patents US Patent Nos. 5,705,517 (the ‘517 patent) and 5,196,444 (the ‘444 patent), the latest of which expires in June 2012. As a result, Matrix cannot market its candesartan cilexetil/hydrochlorothiazide combination product before December 2012, when the six-month paediatric exclusivity period expires. AstraZeneca and Takeda did not file a complaint for patent infringement.

In December 2009, AstraZeneca and Takeda received a Paragraph IV Certification notice-letter from Sandoz Inc. (Sandoz) notifying the parties that it has submitted an Abbreviated New Drug Application (ANDA) seeking FDA approval to market a generic version of Atacand HCT in the 32/12.5, 32/25 and the 16/12.5mg dose forms.  AstraZeneca now lists six unexpired patents in the Orange Book directed to Atacand HCT. Sandoz’s notice-letter alleges that the ‘534 patent, the ‘263 patent and the ‘961 patent are invalid, unenforceable or not infringed. Sandoz did not challenge the ‘517 patent, the ‘444 patent or US Patent No. 7,538,133, the latest of which expires in June 2012. As a result, Sandoz cannot market its candesartan cilexetil/hydrochlorothiazide combination product before December 2012, when the six-month paediatric exclusivity period expires. AstraZeneca and Takeda did not file a complaint for patent infringement.

Patent litigation – Canada
In August 2009, AstraZeneca Canada received a Notice of Allegation from Sandoz Canada in respect of Canadian Patent Nos. 2,040,955 (the ‘955 patent), 2,083,305 (the ‘305 patent) and 2,125,251 (the ‘251 patent) listed on the Canadian Patent Register for Atacand Plus (candesartan cilexetil–hydrochlorothiazide (HCT)). Sandoz Canada has confirmed that it will await the expiry of the '955 patent, but alleges that the '305 patent is not infringed and is not properly listed on the Canadian Patent Register and that the ‘251 patent is not infringed, invalid and not properly listed. In September 2009, AstraZeneca filed a Notice of Application in federal court seeking an order prohibiting the Minister of Health from issuing a NOC to Sandoz for its 16/12.5mg candesartan cilexetil-HCT tablets until the expiration of the ‘305 and ‘251 patents.

In January 2010, AstraZeneca Canada received a Notice of Allegation from Mylan Pharmaceuticals ULC (Mylan ULC) in respect of the ‘955 patent, the ‘305 patent and the ‘251 patent. Mylan ULC alleges the ‘305 and ‘251 patents are invalid, infringed and not properly listed. AstraZeneca is reviewing Mylan ULC’s notice.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Atacand and Atacand HCT.

Crestor (rosuvastatin)
Patent litigation – US
As previously disclosed, AstraZeneca, IPR Pharmaceuticals, Inc., and AstraZeneca’s licensor, Shionogi Seiyaku Kabushiki Kaisha, have filed separate lawsuits in the US District Court for the District of Delaware, against various subsidiaries of eight companies for infringement of the patent covering rosuvastatin calcium, the active ingredient in Crestor tablets. In September 2009, AstraZeneca filed a Motion for Summary Judgment of No Inequitable Conduct. Defendants Apotex Inc. and Aurobindo Pharm Ltd also then each renewed their respective motions directed to the Court’s jurisdiction over their parent and subsidiary entities seeking separate trials in Florida and New Jersey respectively. In December 2009, Magistrate Judge Leonard Stark issued his Report and Recommendation Regarding Motions for Summary Judgment and to Dismiss, and Order on Evidentiary Motions denying AstraZeneca’s summary judgment motion and denying or granting the other pre-trial motions of the parties. In December 2009, Aurobindo Pharm Ltd and AstraZeneca filed objections to certain recommendations in the magistrate’s report and recommendations. A decision by Judge Farnan on the magistrate’s report and recommendations is pending.

In October 2009, by joint stipulation, AstraZeneca and Sandoz, Inc. entered into a standstill agreement staying the patent infringement action against Sandoz. Both parties agreed to be bound by the first final non-appealable decision rendered in the remaining Crestor cases with respect to the validity and enforceability of US Patent No. RE37,314, which covers the active ingredient in Crestor.

In December 2009, Judge Farnan modified requirements and procedures for the parties’ pre-trial submissions and reset the beginning trial date to 22 February 2010.

Other US patent litigation
As previously disclosed, in October 2008, Teva Pharmaceuticals Industries Ltd. (Teva Pharma) filed a patent infringement lawsuit against AstraZeneca Pharmaceuticals LP, AstraZeneca PLC, AstraZeneca UK Limited and IPR Pharmaceuticals, Inc. in the Eastern District of Pennsylvania, alleging that Crestor infringed one of its formulation patents – US Patent No. RE 39,502 (the ‘502 patent).

In September 2009, AstraZeneca filed a Motion for Summary Judgment of Invalidity Due to Prior Invention. Also in September 2009, Teva Pharma filed a reissue application with the US Patent and Trademark Office with respect to the ‘502 patent. In October 2009, Teva Pharma filed a motion to stay the litigation in its entirety during the pendency of the reissue prosecution. AstraZeneca opposed Teva Pharma’s motion, arguing that the summary judgment motion should be fully briefed and decided prior to any stay of the litigation. In January 2010, the Court denied Teva Pharma’s motion for a stay and ordered it to respond to AstraZeneca’s summary judgment motion.

Patent litigation – Canada
In addition to the previously disclosed NOC proceedings currently pending against Novopharm Limited (Novopharm) and Apotex Inc. (Apotex), separate, parallel patent infringement actions were filed in September 2009 against Novopharm and Apotex in the Federal Court of Canada with respect to the 2,072,945 patent listed on the Canadian Patent Register for Crestor (the ‘945 patent). In November 2009, the federal court dismissed the Statement of Claim against Novopharm as premature without prejudice to re-file. AstraZeneca Canada has appealed the dismissal.

In August 2009, AstraZeneca Canada received a Notice of Application from ratiopharm Inc. (ratiopharm) with respect to the ‘945 patent and the Canadian Patent No. 2,313,783 (the ‘783 patent). Ratiopharm claims that the ‘945 patent and the ‘783 patent are not infringed and invalid.  In October 2009, AstraZeneca filed a Notice of Application in federal court seeking an order prohibiting the Minister of Health from issuing a NOC to ratiopharm for its 5, 10, 20 and 40mg rosuvastatin calcium tablets until the expiration of the ‘945 and ‘783 patents.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Crestor.

Faslodex (fulvestrant)
In November 2009, AstraZeneca received a Paragraph IV Certification notice-letter from Teva Parenteral Medicines, Inc. (Teva Parenteral) stating that Teva Parenteral had submitted an ANDA seeking approval to manufacture and sell fulvestrant injection 50mg/ml, and alleging invalidity, unenforceability and non-infringement of the two patents listed in the FDA’s Orange Book with respect to Faslodex.  On 7 January 2010, AstraZeneca filed a lawsuit against Teva Parenteral, Teva Pharmaceuticals USA, Inc. and Teva Pharma in the US District Court for the District of Delaware for infringement of the patents.

Losec/Prilosec (omeprazole)
Patent litigation – US
As previously reported, from 2001 to 2005, AstraZeneca entered into patent infringement litigation against numerous generic companies including Lek Pharmaceutical and Chemical Company d.d. and Lek Services USA, Inc. (together Lek), Impax Laboratories Inc. (Impax) (manufacturers of the generic product distributed in the US by Teva Pharma Ltd (Teva), Apotex Corp. and Apotex, Inc. (together Apotex Group), Andrx Pharmaceuticals, Inc. (Andrx), and Laboratorios Esteve, SA and Esteve Quimica, SA (together Esteve) (manufacturers of the omeprazole product distributed in the US by Mylan Pharmaceuticals Inc.). The basis for these proceedings included that conduct of these companies would infringe in US Patent Nos. 4,786,505 (the ’505 patent) and 4,853,230 (the ’230 patent) formulation patents relating to omeprazole. In January 2010, AstraZeneca settled with Impax and Teva, who are marketing Impax’s product.  AstraZeneca received a one-time payment for past infringing sales. AstraZeneca continues to pursue damages and additional remedies from Andrx and Apotex Group.

Nexium (esomeprazole)
Sales and marketing practices
As previously disclosed, AstraZeneca entities have been sued in various state and federal courts in the US in purported representative class actions involving the marketing of Nexium. The Florida and Arkansas cases have been dismissed at the trial court level and both of these dismissals have been affirmed on appeal.

As previously disclosed, the case in the Delaware federal court was initially dismissed in November 2005, but the decision was vacated in March 2009 by the Court of Appeals for reconsideration in light of the US Supreme Court’s pre-emption decision in Wyeth v. Levine. AstraZeneca has moved to dismiss the case on alternative grounds and intends to vigorously defend the case.

Patent litigation – US
As previously disclosed, in January 2006, AstraZeneca received a Paragraph IV Certification notice-letter from IVAX Pharmaceuticals Inc. stating that IVAX Corporation (together IVAX Group) had submitted an ANDA for approval to market 20 and 40mg esomeprazole magnesium delayed-release capsules. In March 2006, AstraZeneca commenced willful patent infringement litigation in the US District Court for the District of New Jersey against IVAX Group, its parent Teva Pharma, and their affiliates (together Teva Group). In December 2008, the Court granted AstraZeneca's motion to add Cipla, Ltd. as a defendant in the IVAX Group/Teva Group litigation.

In January 2010, AstraZeneca entered into an agreement to settle the IVAX Group/Teva Group litigation. Teva Group conceded that all patents-at-issue in its US Nexium patent litigations are valid and enforceable. Teva Group also conceded that its ANDA product would infringe six of the Nexium patents-in-suit. AstraZeneca has granted Teva Group a license for its ANDA product to enter the US market, subject to regulatory approval, on 27 May 2014.  This date and the settlement are consistent with AstraZeneca’s previously disclosed settlement with Ranbaxy Pharmaceuticals, Inc. and Ranbaxy Laboratories Limited. As a result of settlement and entry of a consent judgment, the litigation against IVAX Group/Teva Group and Cipla, Ltd. has been dismissed.

AstraZeneca received a Paragraph IV Certification notice-letter in December 2007 from Dr Reddy’s Laboratories Ltd (DRL) stating that DRL had submitted an ANDA for 20 and 40mg esomeprazole magnesium delayed-release capsules alleging invalidity and/or non-infringement in respect of certain AstraZeneca US patents. In January 2008, AstraZeneca commenced patent infringement litigation in the US District Court for the District of New Jersey against DRL in response to DRL’s Paragraph IV certifications regarding Nexium.  Although previously consolidated with the above referenced IVAX Group/Teva Group and Cipla, Ltd. litigations, the DRL litigation proceeds. No trial date has been set.

In September 2009, AstraZeneca received a Paragraph IV Certification notice-letter from Lupin Limited (Lupin) informing AstraZeneca that Lupin had submitted an ANDA for approval to market 20mg and 40mg esomeprazole magnesium delayed-release capsules relating to patents listed in the FDA’s Orange Book with reference to Nexium. In October 2009, AstraZeneca commenced patent infringement litigation against Lupin in the US District Court for the District of New Jersey. The Lupin litigation proceeds in its early stages. No trial date has been set.

In January 2010, AstraZeneca received a Paragraph IV Certification notice-letter from Sun Pharma Global FZE (Sun) notifying AstraZeneca that Sun had submitted an NDA for esomeprazole sodium for injection 20mg/vial and 40mg/vial relating to patents listed in the FDA’s Orange Book. AstraZeneca is reviewing Sun’s notice.

Patent litigation – Canada
In December 2009, AstraZeneca Canada received a Notice of Allegation from Mylan ULC relating to all patents listed on the Canadian Patent Register for Nexium. AstraZeneca is reviewing Mylan ULC’s notice and considering its options.

AstraZeneca Canada received several notices of allegation from Apotex in late 2007 in respect of patents listed on the Canadian Patent Register for 20mg and 40mg copies of Nexium tablets. AstraZeneca responded by commencing seven court applications in January 2008 under the Patented Medicines (Notice of Compliance) Regulations. Apotex cannot obtain a NOC for its esomeprazole tablets until the earlier of the end of September 2010 or the disposition of all of the court applications in Apotex's favour. The application hearing has been scheduled to take place from 31 May to 4 June 2010.

Patent litigation – Brazil
AstraZeneca has filed two law suits before the Federal Courts of Brasilia seeking judicial declaration confirming that all conditions established in the Trade-Related Aspects of Intellectual Property Rights (TRIPS) Agreement have been satisfied and therefore entitling AstraZeneca exclusive marketing rights for Nexium through 2012. AstraZeneca is awaiting trial decision on the merits.

Patent Litigation – EU
As previously disclosed, during 2009, marketing authorisations for generic products containing 20 and 40mg esomeprazole magnesium were granted in Europe to companies in the Sandoz group. Denmark was the reference member state and the other EU countries included in the decentralised regulatory procedure were Austria, Bulgaria, Czech Republic, Estonia, Finland, Hungary, Ireland, Latvia, Lithuania, Norway, Poland, Portugal, Romania, Slovenia and Spain.

In Denmark, Sandoz A/S launched its esomeprazole magnesium products in June 2009. AstraZeneca filed an application in June 2009 with the District Court of Copenhagen in Denmark seeking an interlocutory injunction to restrain Sandoz A/S from marketing products containing generic esomeprazole magnesium in Denmark. AstraZeneca considers that the products marketed by Sandoz A/S infringe intellectual property owned by AstraZeneca relating to Nexium.  On 5 January 2010, the District Court of Copenhagen granted AstraZeneca a preliminary injunction against Sandoz A/S. The injunction prohibits Sandoz A/S from selling, offering for sale or marketing the pharmaceutical products “Esomeprazole Sandoz" and other pharmaceutical products containing esomeprazole magnesium with an optical purity of ≥ 99.8% enantiomeric excess in Denmark. Sandoz A/S may appeal this decision to the Eastern High Court of Denmark within 4 weeks. An appeal will have no suspensive effect on the injunction, and the injunction will be in force during an appeal process.

As previously disclosed, in October 2009, the Lisbon Administrative Court of First Instance granted AstraZeneca a preliminary injunction suspending the efficacy of the marketing authorisations and the price approvals for Sandoz Farmacêutica Limitada’s generic esomeprazole magnesium. The decision has been appealed by the Portuguese authorities.

In Austria, AstraZeneca filed two applications on 15 December 2009 with the Vienna Commercial Court seeking interlocutory injunctions to restrain Hexal Pharma GmbH and 1A Pharma GmbH, both companies in the Sandoz group, from marketing products containing generic esomeprazole magnesium in Austria. AstraZeneca considers that the generic products infringe the optical purity patent covering Nexium.

In Slovenia AstraZeneca filed an application on 8 January 2010 with the District Court of Ljubljana seeking an interlocutory injunction to restrain Lek d.d., a company within the Sandoz group, from selling products containing esomeprazole magnesium in Slovenia. AstraZeneca considers that the generic products infringe the optical purity patent covering Nexium.

In July 2008 Sandoz AS, Sandoz A/S and Hexal AG initiated an invalidity case regarding two esomeprazole related patents in Norway. In December 2009 the Court delivered its judgment. The Court invalidated a formulation patent while it upheld a substance related to esomeprazole. Both parties have appealed.

In July 2008 AstraZeneca initiated a declaratory action in Finland requesting the Court to confirm that Sandoz AS and Sandoz A/S would infringe a patent relating to esomeprazole if they were to commercialise their generic esomeprazole product in Finland. In September 2008, Hexal AG and Sandoz Oy Ab and Sandoz A/S initiated an invalidity case requesting the Court to invalidate the same patent.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Nexium.

Patent proceedings
As previously disclosed, in July 2009, the European Patent Office (EPO) published the grant of two patents that relate to Nexium (the Esomeprazole Magnesium Patent) and Nexium IV (the Esomeprazole Sodium Patent). These two patents were granted on the basis of two divisional applications of European Patent No. 0652872 (the Parent Patent). The Parent Patent, a substance patent covering Nexium, was revoked by the EPO Board of Appeal in December 2006 following post-grant opposition and appeal proceedings. The Esomeprazole Magnesium Patent also covers Nexium, although the claims are different and narrower than the Parent Patent.

The divisional applications were supported by new evidence that was not available at the time the EPO Board of Appeal made its decision to revoke the Parent Patent. The new patents are due to remain in force until May 2014. The claims of the Esomeprazole Magnesium Divisional Application are limited to preparations and uses thereof having a very high optical purity, namely esomeprazole magnesium with an optical purity of ≥ 99.8% enantiomeric excess. Hexal AG and Teva Pharma filed Notices of Opposition against the grant of the Esomeprazole Magnesium Patent in July 2009.

Prilosec OTC (omeprazole magnesium)
Patent litigation – US
As previously disclosed, in June 2007 Dr. Reddy’s Laboratories Inc. and Dr. Reddy’s Laboratories Limited (together Dr. Reddy’s) notified AstraZeneca that Dr. Reddy’s had submitted an ANDA seeking FDA approval to market a 20mg delayed release omeprazole magnesium product for the OTC market. In July 2007, AstraZeneca commenced patent infringement litigation against Dr. Reddy’s in the Southern District of New York. In July 2009, AstraZeneca appealed this ruling to the Federal Circuit Court of Appeals and in December 2009, the Court affirmed the District Court’s summary judgment of non-infringement.

Pulmicort Respules (budesonide inhalation suspension)
Patent litigation – US
As previously disclosed, In March 2009, AstraZeneca filed a lawsuit in the US District Court for the District of New Jersey against Apotex Group seeking a declaratory judgment of patent infringement. Apotex Group thereafter filed counterclaims alleging non-infringement and invalidity. The lawsuit follows the FDA’s approval of an ANDA filed by Apotex Group and concerns Apotex Group’s intent to market an FDA-approved generic version of Pulmicort Respules in the US prior to the expiration of AstraZeneca’s patents. In May 2009, the Court issued a Preliminary Injunction barring Apotex Group from launching its generic version of Pulmicort Respules until further order of the Court. Apotex Group appealed the issuance of the Preliminary Injunction to the Court of Appeals for the Federal Circuit. Oral argument on the appeal is scheduled for 5 February 2010.

The litigations involving Apotex Group and Breath Ltd. (now owned by Watson Pharmaceuticals, hereinafter Watson) have been consolidated under a common scheduling order. In April 2009, the US Patent and Trademark Office issued AstraZeneca a new patent directed to sterile formulations of budesonide inhalation suspensions. AstraZeneca listed the new patent in the FDA’s Orange Book, referencing Pulmicort Respules. AstraZeneca amended its pleadings against Apotex Group and Watson alleging infringement of the newly issued patent. The consolidated litigation proceeds.

Under the terms of the previously reported 2008 settlement agreement resolving patent litigation respecting Teva’s generic copies of Pulmicort Respules, Teva was granted an exclusive license to market its generic product on or after 15 December 2009. Teva launched its generic product in December 2009.

AstraZeneca has full confidence in, and will vigorously defend and enforce, its intellectual property protecting Pulmicort Respules.

Seroquel (quetiapine fumarate)
Sales and marketing practices
As previously disclosed, in May 2007, the New Jersey Ironworkers Local Union No. 68 filed a class action suit against AstraZeneca on behalf of all individuals and non-governmental entities that paid for Seroquel from January 2000 to date, which was dismissed with prejudice in November 2008 and then appealed by the plaintiffs. AstraZeneca intends to vigorously defend against the appeal, which is scheduled to be heard by the Eleventh Circuit Court of Appeals in February 2010.

As previously disclosed, in September 2008, the Pennsylvania Employees Benefit Trust Fund (PEBTF) served AstraZeneca Pharmaceuticals LP with a complaint filed in the Pennsylvania Court of Common Pleas of Philadelphia County seeking economic damages stemming from allegedly improper marketing practices that caused the PEBTF to reimburse for allegedly overpriced Seroquel prescription and the medical care of PEBTF members allegedly injured from Seroquel use. In July 2009, the MDL Court dismissed PEBTF’s complaint with prejudice. PEBTF has elected to forgo a federal appeal of that decision, and instead is pursuing an appeal in the Pennsylvania Superior Court on the dismissal of an earlier-filed state court action. AstraZeneca intends to vigorously defend itself against this lawsuit.

Product liability
As previously disclosed, AstraZeneca Pharmaceuticals LP, either alone or in conjunction with one or more affiliates, has been sued in numerous individual personal injury actions involving Seroquel.

As previously disclosed, four putative class actions have been filed in Canada, in the provinces of British Columbia, Alberta, Ontario and Quebec. The actions in British Columbia and Alberta are not moving forward at this time and no date has yet been scheduled for the certification hearing in Ontario. The Motion for Authorization (certification hearing) in the Quebec action was heard in December 2009. A decision is expected in early 2010.

As of 4 December 2009, AstraZeneca was defending 10,399 served or answered lawsuits in the US involving 22,099 plaintiff groups. To date, approximately 2,664 additional cases have been dismissed by order or agreement and approximately 1,642 of those cases have been dismissed with prejudice. Approximately 60% of the plaintiffs’ currently pending Seroquel claims are in state courts (primarily Delaware, New Jersey, New York, California and Alabama) with the other 40% pending in the federal court, where most of the cases have been consolidated for pre-trial purposes into a Multi-District Litigation (MDL).

AstraZeneca is also aware of approximately 177 additional cases (approximately 3,459 plaintiffs) that have been filed but not yet served and has not determined how many additional cases, if any, may have been filed. Some of the cases also include claims against other pharmaceutical manufacturers such as Eli Lilly & Company, Janssen Pharmaceutica, Inc. and/or Bristol-Myers Squibb Company.

In January and February 2009, the federal judge presiding over the Seroquel MDL in the District Court for the Middle District of Florida granted AstraZeneca's motions for summary judgment in the first two Seroquel product liability cases set for trial and dismissed those cases. The plaintiff in one of these cases filed a notice of appeal to the United States Court of Appeals for the Eleventh Circuit, which was argued on 11 December 2009. The federal MDL court has stayed all remaining Florida cases pending a decision on that appeal. In November 2009, the MDL court stated that it would remand non-Florida cases to the federal district courts from which they were transferred originally, recommended that these cases be transferred to the courts of plaintiffs’ states of residence and also suggested a stay of proceedings in all remanded cases pending the MDL court’s evaluation of a pre-identified group of cases, currently numbering 37. The MDL court further ordered mediation before any cases are remanded. A mediation session was conducted in mid-January 2010.

In addition to the Seroquel MDL in federal court, AstraZeneca is defending Seroquel product liability suits in multiple state courts. Cases have been consolidated by state courts in Delaware, New Jersey and New York in order to manage the large volume of claims pending in those jurisdictions. AstraZeneca is also defending Seroquel product liability claims in California, Alabama and Missouri.

As previously disclosed, in May 2009, the judge presiding over the Seroquel litigation in the Superior Court of Delaware granted AstraZeneca’s motion for summary judgment in the first Seroquel product liability case set for trial and dismissed the case. Immediately after this decision, plaintiffs voluntarily dismissed the next case scheduled for trial in June 2009 as well as additional cases scheduled for trial in November 2009. Plaintiff filed a notice of appeal of this decision to the Delaware Supreme Court, but later dismissed that appeal voluntarily. On 7 January 2010, the Delaware court granted AstraZeneca’s motions for summary judgment in two trials scheduled to begin in mid-January 2010 and dismissed those cases. As a result, the first trial is now scheduled to begin in New Jersey state court in mid-February 2010. Although trial had been scheduled in Missouri for the first quarter of 2010, the trial date is being rescheduled at the request of the court.

AstraZeneca intends to litigate these cases on their individual merits and will defend against the cases vigorously.

AstraZeneca has product liability insurance dating from 2003 that is considered to respond to the vast majority of the Seroquel-related product liability claims. This insurance provides coverage for legal defence costs and potential damages amounts. The insurers that issued the applicable policies for 2003 have reserved the right to dispute coverage for Seroquel-related product liability claims on various grounds, and AstraZeneca currently believes that there are likely to be disputes with some or all of its insurers about the availability of some or all of this coverage. In December 2009 AstraZeneca formally requested payment from some of its insurers for legal costs incurred in defending the Seroquel-related product liability claims. It may be necessary for AstraZeneca to commence legal proceedings against some or all of its insurers in order to recover payment.

As of 31 December 2009 legal defence costs of approximately $656 million (2008: $512 million) have been incurred in connection with Seroquel-related product liability claims. The first $39 million is not covered by insurance. At 31 December 2009 AstraZeneca has recorded an insurance receivable of $521 million (2008: $426 million) representing the maximum insurance receivable that AstraZeneca can recognise under applicable accounting principles at this time. This amount may increase as AstraZeneca believes that it is more likely than not that the vast majority of costs incurred to date in excess of $39 million will ultimately be recovered through this insurance, although there can be no assurance of additional coverage under the policies, or that the insurance receivable we have recognised will be realisable in full.

In addition, given the status of the litigation currently, legal defence costs for the Seroquel claims, before damages, if any, are likely to exceed the total stated upper limits of the applicable insurance policies.

Patent litigation – US
In September 2009, the Court of Appeals for the Federal Circuit affirmed the District Court’s  judgement against Teva Pharmaceuticals USA Inc. and Sandoz. In December 2009, based on the Federal Circuit’s decision and its July 2008 decision, the Court entered final judgment against Sandoz. regarding the ANDA products in the new, stayed action resulting from its February 2009 notice-letter.

In December 2009 and January 2010 respectively, AstraZeneca filed motions for orders declaring the cases involving Teva Pharmaceuticals USA Inc. and Sandoz “exceptional” under 35 U.S.C. §285, thereby allowing recovery of attorneys’ fees from each non-prevailing party. The §285 matter proceeds.

Patent litigation – Brazil
In January 2006 AstraZeneca filed a lawsuit before the Federal Courts of Rio de Janeiro seeking judicial declaration extending the term of one of its patents from 2006 to 2012 (SPC). A preliminary order was granted shortly thereafter. Later in 2006 the Brazilian Patent Office (BPTO) filed its bill of review against the preliminary order. AstraZeneca replied and in August 2006, the Federal Court of Appeals denied BPTO’s bill of review confirming the preliminary order in favour of AstraZeneca. AstraZeneca is awaiting a trial decision on the merits.

Patent litigation – Portugal
Since 2007, AstraZeneca has filed requests with the Portuguese courts seeking suspension of the effect of decisions taken by administrative bodies in Portugal to grant other companies marketing authorisations for generic quetiapine fumarate. Many preliminary injunction and main actions are pending before the courts. The courts have generally agreed with AstraZeneca’s position and suspended the market authorisations in the preliminary injunction actions until definitive decision on the merits in the main actions.

Average Wholesale Price Litigation
As previously disclosed, AstraZeneca is a defendant, along with many other pharmaceutical manufacturers, in several sets of cases involving allegations that, by causing the publication of allegedly inflated wholesale list prices, defendants caused entities to overpay for prescription drugs.

As previously disclosed, in May 2007, AstraZeneca reached a settlement agreement resolving the Class 1 claims in Massachusetts. The settlement, which was approved by the Court in December 2008, will involve payments of up to $24m to reimburse individual class members submitting claims, plus attorneys’ fees of $8.58m. AstraZeneca has agreed that a portion of any unclaimed settlement amounts will be donated to charitable organisations funding cancer patient care and research. Notice of the proposed settlement was mailed to potential class members in December 2007. A provision of $27m was established in 2007. In November 2009, the Court of Appeals rejected a challenge to the settlement.

As previously disclosed, in June 2007 and November 2007, the Multi-District Litigation (MDL) Court issued decisions on liability and damages on Classes 2 and 3. AstraZeneca believes the decisions to be in error and filed an appeal. In September 2009, a panel of the First Circuit Court of Appeals affirmed the District Court’s opinion and judgment. In November 2009, the First Circuit Court of Appeals denied AstraZeneca’s petition seeking reconsideration of the panel’s decision. In December 2009, AstraZeneca reached an agreement in principle to resolve the case, inclusive of pre- and post-judgment interest and plaintiffs’ attorney fees. The settlement is subject to final Court approval. AstraZeneca took a provision of $12.9 million with respect to this matter in the third quarter of 2009, and there is no material increase in reserve with respect to the settlement.

As previously disclosed, in September 2008, the MDL Court granted, in part, the plaintiffs’ motion for class certification of third party payers in states other than Massachusetts.  The Court certified multi-state versions of Class 2 and Class 3 relating to Zoladex. AstraZeneca believes the decision to be in error. In December 2009, AstraZeneca reached an agreement in principle to resolve, inclusive of pre- and post-judgment interest, administration fees and plaintiffs’ attorney fees, the Zoladex claims subject to the Court’s multi-state class certification opinion and Zoladex claims in the lawsuit but not certified for class action treatment. The settlement is subject to negotiation of terms and final Court approval. AstraZeneca took a provision of $90 million in the fourth quarter of 2009 in respect to this settlement.

As previously disclosed, the average wholesale price case filed by the Alabama Attorney General resulted in a jury verdict against AstraZeneca on the state’s claims of fraudulent concealment and misrepresentation. In October 2009, the Supreme Court of Alabama overturned the trial court’s judgement against AstraZeneca and rendered judgement in AstraZeneca’s favour instead. In January 2010, the Alabama Supreme Court denied the State of Alabama’s petition for reconsiderations of that decision. No provision has been made in respect of this matter.

As previously disclosed, in October 2009, a Kentucky jury found AstraZeneca liable under the Commonwealth of Kentucky’s Consumer Protection statute and Medicaid Fraud statute, and awarded $14.72 million in compensatory damages and $100 in punitive damages for drugs reimbursed by the Commonwealth of Kentucky Medicaid Agency. On 26 January 2010, the trial court rendered a decision awarding statutory penalties of $5.4 million.  The court also awarded pre-judgment interest of 8% beginning 15 October 2009 until the judgment date, and awarded post-judgment interest of 9% beginning on the date of judgment. Interest would accrue only on the compensatory damages amount.  AstraZeneca believes the Court made several material and reversible errors during the course of the trial and in awarding penalties. AstraZeneca will seek post-judgment relief and will consider filing an appeal if necessary. No provision has been made in respect of this matter.

In November 2009, AstraZeneca reached a settlement to resolve the claims of the state of Hawaii for an immaterial amount which has been provided.

The allegations made in respect of the average wholesale price lawsuits are denied and will be vigorously defended.

Verus Pharmaceuticals Litigation
As previously disclosed, in May 2009, Verus Pharmaceuticals Inc. filed a lawsuit against AstraZeneca AB and its subsidiary, Tika Läkemedel AB (Tika), alleging breaches of several related collaboration agreements to develop novel pediatric asthma treatments. The complaint purports to state claims for fraud, breach of contract, unjust enrichment, and conversion. AstraZeneca AB and Tika have moved to dismiss the complaint and intend vigorously defend this matter.

Pain Pump Litigation

As previously disclosed, AstraZeneca LP, AstraZeneca Pharmaceuticals LP, Zeneca Holdings Inc., and/or AstraZeneca PLC have been named among other defendants in 288 lawsuits, involving 475 plaintiffs, pending in various US jurisdictions, alleging generally that the use of Marcaine, Sensorcaine, Xylocaine and/or Naropin, with or without epinephrine, administered in pain pumps that were implanted into patients in connection with arthroscopic surgery, caused chondrolysis. As of 21 January 2010, approximately 220 plaintiffs have voluntarily dismissed, or are in the process of dismissing, their cases against the AstraZeneca defendants. In addition, thirteen cases, involving 17 plaintiffs were dismissed by the court on AstraZeneca motions, although some claims were refiled. AstraZeneca has likewise filed motions to dismiss or for summary judgment in numerous cases that are currently pending.

As previously disclosed, in October 2009, AstraZeneca Pharmaceuticals LP was served with a putative class action lawsuit brought by a single plaintiff on behalf of “several hundred" class members and against more than 20 defendants, including AstraZeneca Pharmaceuticals LP and AstraZeneca PLC, filed in Texas State District Court. The putative class is purportedly defined as all individuals who received local anaesthetics intra-articularly for up to 72 hours or more via a pain pump and includes no geographical limitations. The complaint seeks unspecified compensatory and exemplary damages from the AstraZeneca defendants under various product liability theories. The case was removed to federal court by a co-defendant, and both AstraZeneca Pharmaceuticals LP and the Company filed motions to dismiss. Plaintiff then proceeded to voluntarily dismiss the Company, but AstraZeneca Pharmaceuticals LP’s motion remains fully briefed and currently pending.

It was previously reported that plaintiffs moved to consolidate the federal pain pump cases under the MDL process, but the Judicial Panel on MDL denied that motion in August 2008. In November 2009, three plaintiffs’ firms filed a renewed motion for MDL consolidation for most, but not all, of the pain pump cases pending in federal court.  In addition, plaintiffs in Minnesota federal court, New Jersey state court, and California state court have filed motions or otherwise asked the courts to consolidate the pain pump cases pending in those jurisdictions pursuant to a common case management plan. AstraZeneca is opposing these attempts at consolidation.

EU Commission Sector Enquiry
As previously disclosed, AstraZeneca, together with several other companies, was the subject of an EU Commission Sectoral Inquiry into competition in the pharmaceutical industry which commenced in January 2008. The final report, published in July 2009, recommended improvements to certain patent and regulatory processes as well as greater competition law scrutiny in certain areas. The final report does not identify any wrongdoing by any individual companies, but the Commission noted that a number of investigations are underway. AstraZeneca is not aware that it is the subject of a Commission investigation. The final report noted that the Commission was considering further monitoring of settlement agreements between originator and generic companies. Pursuant to this, in January 2010 the Commission requested copies of settlement agreements entered into between July 2008 and December 2009 from a number of companies, including AstraZeneca. AstraZeneca will cooperate fully with the request.

Tax
AstraZeneca faces a number of transfer pricing audits in jurisdictions around the world and, in some cases, is in dispute with the tax authorities. These disputes usually result in taxable profits being increased in one territory and correspondingly decreased in another. Our balance sheet positions for these matters reflect appropriate corresponding relief in the territories affected. The total net accrual included in the Financial Statements to cover the worldwide exposure to transfer pricing audits is $2,327 million, an increase of $699 million due to a number of new audits, revisions of estimates relating to existing audits, offset by a number of negotiated settlements and exchange rate effects.

Management continues to believe that AstraZeneca’s positions on all its transfer pricing audits and disputes are robust and that AstraZeneca is appropriately provided. For transfer pricing audits where AstraZeneca and the tax authorities are in dispute, AstraZeneca estimates the potential for reasonably possible additional losses above and beyond the amount provided to be up to $575 million (2008: $400 million); however, management believes that it is unlikely that these additional losses will arise.

Of the remaining tax exposures, AstraZeneca does not expect material additional losses. It is not possible to estimate the timing of tax cash flows in relation to each outcome, however, it is anticipated that a number of significant disputes may be resolved over the next one to two years. Included in the provision is an amount of interest of $565 million (2008: $365 million). Interest is accrued as a tax expense.

5	FULL YEAR TERRITORIAL REVENUE ANALYSIS

			% Growth
	Full Year 2009 $m	Full Year 2008 $m	Actual	Constant Currency
US	14,778	13,510	9	9
Canada	1,203	1,275	(6)	3
North America	15,981	14,785	8	9
Western Europe**	9,277	9,743	(5)	3
Japan	2,341	1,957	20	7
Other Established ROW	853	843	1	12
Established ROW*	12,471	12,543	(1)	4
Emerging Europe	1,091	1,215	(10)	7
China	811	627	29	27
Emerging Asia Pacific	780	802	(3)	6
Other Emerging ROW	1,670	1,629	3	13
Emerging ROW	4,352	4,273	2	12
Total Revenue	32,804	31,601	4	7

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.
**	For the full year 2009, Western Europe revenue growth excluding Synagis would be -5 percent on an actual basis and 3 percent on a constant currency basis.

6	FOURTH QUARTER TERRITORIAL REVENUE ANALYSIS

			% Growth
	4th Quarter 2009 $m	4th Quarter 2008 $m	Actual	Constant Currency
US	3,947	3,784	4	4
Canada	341	296	15	4
North America	4,288	4,080	5	4
Western Europe**	2,562	2,298	11	2
Japan	667	602	11	1
Other Established ROW	263	190	38	8
Established ROW*	3,492	3,090	13	2
Emerging Europe	308	291	6	6
China	212	171	24	24
Emerging Asia Pacific	203	184	10	5
Other Emerging ROW	442	377	17	10
Emerging ROW	1,165	1,023	14	10
Total Revenue	8,945	8,193	9	4

*	Established ROW comprises Western Europe (including France, UK, Germany, Italy, Sweden and others), Japan, Australia and New Zealand.
**	For the fourth quarter 2009, Western Europe revenue growth excluding Synagis would be 12 percent on an actual basis and 2 percent on a constant currency basis.

7	FULL YEAR PRODUCT REVENUE ANALYSIS

	World				US
	Full Year 2009 $m	Full Year 2008 $m	Actual Growth %	Constant Currency Growth %	Full Year 2009 $m	Actual Growth %
Gastrointestinal:
Nexium	4,959	5,200	(5)	(1)	2,835	(9)
Losec/Prilosec	946	1,055	(10)	(10)	64	(63)
Others	106	89	19	24	51	55
Total Gastrointestinal	6,011	6,344	(5)	(2)	2,950	(11)
Cardiovascular:
Crestor	4,502	3,597	25	29	2,100	25
Seloken/Toprol-XL	1,443	807	79	84	964	227
Atacand	1,436	1,471	(2)	5	263	-
Tenormin	296	313	(5)	(5)	15	(17)
Zestril	184	236	(22)	(17)	18	(10)
Plendil	241	268	(10)	(7)	14	(44)
ONGLYZATM*	11	-	n/m	n/m	11	n/m
Others	263	271	(3)	3	20	n/m
Total Cardiovascular	8,376	6,963	20	25	3,405	48
Respiratory:
Symbicort	2,294	2,004	14	23	488	91
Pulmicort	1,310	1,495	(12)	(10)	804	(18)
Rhinocort	264	322	(18)	(15)	129	(29)
Oxis	63	71	(11)	-	-	n/m
Accolate	66	73	(10)	(8)	48	(9)
Others	135	163	(17)	(9)	-	n/m
Total Respiratory	4,132	4,128	-	6	1,469	-
Oncology:
Arimidex	1,921	1,857	3	7	878	16
Casodex	844	1,258	(33)	(34)	148	(49)
Zoladex	1,086	1,138	(5)	-	54	(25)
Iressa	297	265	12	8	5	(29)
Ethyol	15	28	(46)	(46)	13	(54)
Others	355	408	(13)	(10)	114	(34)
Total Oncology	4,518	4,954	(9)	(7)	1,212	(9)
Neuroscience:
Seroquel	4,866	4,452	9	12	3,416	13
Local anaesthetics	599	605	(1)	4	40	18
Zomig	434	448	(3)	-	182	(3)
Diprivan	290	278	4	6	45	15
Others	48	54	(11)	(4)	8	(11)
Total Neuroscience	6,237	5,837	7	10	3,691	12
Infection and Other:
Synagis	1,082	1,230	(12)	(12)	782	(15)
Non Seasonal Flu	389	-	n/m	n/m	389	n/m
Merrem	872	897	(3)	5	177	(14)
FluMist	145	104	39	39	145	39
Other Products	143	220	(35)	(31)	82	(29)
Total Infection and Other	2,631	2,451	7	10	1,575	17
Aptium Oncology	393	395	(1)	(1)	393	(1)
Astra Tech	506	529	(4)	2	83	4
Total	32,804	31,601	4	7	14,778	9

*
ONGLYZATM is recorded as alliance revenue. This does not represent ex-factory sales, but rather AstraZeneca’s share of the gross profit from its collaboration with Bristol-Myers Squibb on this product.

8	FOURTH QUARTER PRODUCT REVENUE ANALYSIS

	World				US
	4th Quarter 2009 $m	4th Quarter 2008 $m	Actual Growth %	Constant Currency Growth %	4th Quarter 2009 $m	Actual Growth %
Gastrointestinal:
Nexium	1,278	1,324	(3)	(7)	717	(14)
Losec/Prilosec	250	264	(5)	(12)	15	(55)
Others	25	23	9	-	9	(10)
Total Gastrointestinal	1,553	1,611	(4)	(8)	741	(15)
Cardiovascular:
Crestor	1,257	987	27	20	552	13
Seloken/Toprol-XL	324	207	57	53	197	124
Atacand	387	351	10	1	66	3
Tenormin	79	77	3	(4)	4	-
Zestril	43	52	(17)	(23)	5	-
Plendil	60	67	(10)	(13)	4	(60)
ONGLYZATM*	2	-	n/m	n/m	2	n/m
Others	75	62	21	13	9	-
Total Cardiovascular	2,227	1,803	24	17	839	27
Respiratory:
Symbicort	666	514	30	22	153	70
Pulmicort	387	397	(3)	(5)	230	(12)
Rhinocort	65	78	(17)	(21)	28	(35)
Oxis	19	15	27	20	-	n/m
Accolate	17	18	(6)	(11)	12	(14)
Others	37	37	-	(5)	-	n/m
Total Respiratory	1,191	1,059	12	7	423	4
Oncology:
Arimidex	499	451	11	6	220	24
Casodex	189	284	(33)	(38)	18	(77)
Zoladex	300	278	8	1	17	-
Iressa	79	73	8	3	1	(50)
Ethyol	4	5	(20)	(20)	4	(20)
Others	98	104	(6)	(12)	30	(35)
Total Oncology	1,169	1,195	(2)	(8)	290	(10)
Neuroscience:
Seroquel	1,261	1,160	9	6	872	5
Local anaesthetics	166	147	13	3	10	25
Zomig	115	112	3	(3)	46	(6)
Diprivan	79	65	22	14	11	10
Others	15	11	36	27	3	50
Total Neuroscience	1,636	1,495	9	5	942	5
Infection and Other:
Synagis	401	506	(21)	(21)	263	(31)
Non Seasonal Flu	237	-	n/m	n/m	237	n/m
Merrem	236	217	9	3	48	(14)
FluMist	51	33	55	55	51	55
Other Products	30	49	(39)	(41)	19	(30)
Total Infection and Other	955	805	19	17	618	25
Aptium Oncology	72	101	(29)	(29)	72	(29)
Astra Tech	142	124	15	6	22	10
Total	8,945	8,193	9	4	3,947	4

*
ONGLYZATM is recorded as alliance revenue. This does not represent ex-factory sales, but rather AstraZeneca’s share of the gross profit from its collaboration with Bristol-Myers Squibb on this product.

Convenience Translation of Key Financial Information

For the quarter ended 31 December	$2009 m	$2008 m	£2009 m	£2008 m	2009 SEKm	2008 SEKm
Revenue	8,945	8,193	5,566	5,675	64,078	63,692
Reported
Operating profit	2,325	1,892	1,447	1,310	16,655	14,708
Profit before tax	2,164	1,816	1,346	1,258	15,502	14,118
Earnings per share	$1.07	$0.86	£0.67	£0.60	SEK7.66	SEK6.69
Core
Operating profit	3,044	2,685	1,894	1,860	21,806	20,873
Profit before tax	2,883	2,609	1,794	1,807	20,653	20,282
Earnings per share	$1.42	$1.25	£0.88	£0.87	SEK10.17	SEK9.72

For the year ended 31 December	$2009 m	$2008 m	£2009 m	£2008 m	2009 SEKm	2008 SEKm
Revenue	32,804	31,601	20,411	21,888	234,993	245,666
Reported
Operating profit	11,543	9,144	7,182	6,334	82,689	71,085
Profit before tax	10,807	8,681	6,724	6,013	77,416	67,486
Earnings per share	$5.19	$4.20	£3.23	£2.91	SEK37.18	SEK32.65
Core
Operating profit	13,621	10,958	8,475	7,590	97,575	85,187
Profit before tax	12,885	10,495	8,017	7,269	92,302	81,588
Earnings per share	$6.32	$5.10	£3.93	£3.53	SEK45.27	SEK49.13
Dividend per Ordinary Share	$2.30	$2.05	£1.41	£1.33	SEK16.84	SEK15.36
Net cash inflow from operating activities	11,739	8,742	7,304	6,055	84,093	67,960
Increase/(decrease) in cash & cash equivalents	5,634	(1,516)	3,506	(1,050)	40,359	(11,785)
Capital and Reserves Attributable to Equity Holders	20,660	15,912	12,855	11,021	147,999	123,700

All Sterling (£) and Swedish krona (SEK) equivalents are shown for convenience and have been calculated using the current period end rates of $1= £0.622219 and $1= SEK7.16355 respectively.  Dividend per Ordinary Share is shown as the actual amount payable using the rates at the date of declaration of the dividend.

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of first quarter 2010 results	29 April 2010
Annual General Meeting	29 April 2010
Announcement of second quarter and half year 2010 results	29 July 2010
Announcement of third quarter and nine months 2010 results	28 October 2010

DIVIDENDS

The record date for the first interim dividend payable on 14 September 2009 (in the UK, Sweden and the US) was 7 August 2009.  Ordinary shares traded ex-dividend on the London and Stockholm Stock Exchanges from 5 August 2009.  ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2009 payable on 15 March 2010 (in the UK, Sweden and the US) will be 5 February 2010.  Ordinary shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 3 February 2010.  ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

Trademarks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trademarks of the AstraZeneca group of companies. Trademarks of companies other than AstraZeneca appear with a ® or ™ sign and include: Abraxane®, a registered trademark of Abraxis BioScience, LLC., ONGLYZA™, a trademark of Bristol-Myers Squibb Company, Plavix® and Iscover®, trademarks of Sanofi-Aventis SA and TRILIPIX™, a trademark of Fournier Industrie Et Sante.

ADDRESSES FOR CORRESPONDENCE

Registrar and Transfer Office Equiniti Limited Aspect House Spencer Road Lancing West Sussex BN99 6DA UK	US Depositary JP Morgan Chase & Co PO Box 64504 St Paul MN 55164-0504 US	Registered Office 15 Stanhope Gate London W1K 1LN UK	Swedish Central Securities Depository Euroclear Sweden AB PO Box 7822 SE-103 97 Stockholm Sweden
Tel (freephone in UK): 0800 389 1580 Tel (outside UK): +44 (0)121 415 7033	Tel (toll free in US): 800 990 1135 Tel (outside US): +1 (651) 453 2128	Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: This preliminary announcement contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted.  The forward-looking statements reflect knowledge and information at the date of preparation of this preliminary announcement and AstraZeneca undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the risk of expiration or early loss of patents (including patents covering competing products), marketing exclusivity or trademarks; the risk of patent litigation; failure to obtain patent protection; the impact of fluctuations in exchange rates; our debt-funding arrangements; bad debts; the adverse impact of a sustained economic downturn; risks relating to owning and operating a biologics and vaccines business; competition; price controls and price reductions; taxation; the risk of substantial product liability claims; the performance of new products; environmental/occupational health and safety liabilities; the development of our business in emerging markets; product counterfeiting; the risk of adverse outcome of litigation and/or government investigations and risk of insufficient insurance coverage; the difficulties of obtaining and maintaining regulatory approvals for new products; the risk of failure to observe continuing regulatory oversight; the risk that R&D will not yield new products that achieve commercial success; the risk that acquisitions and strategic alliances formed as part of our externalisation strategy may be unsuccessful; the risk of reliance on third parties for supplies of materials and services; the risk of failure to manage a crisis; the risk of delay to new product launches; information technology and outsourcing; risks relating to productivity initiatives and reputation.

Item 7

AstraZeneca Development Pipeline
28 January 2010

Line Extensions

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Cardiovascular
Crestor	statin	outcomes in subjects with elevated CRP	III	Filed	Filed
Onglyza/ metformin FDC#	DPP-4 inhibitor + biguanide FDC	diabetes	III	3Q 2010	Filed
Dapagliflozin/ metformin FDC#	SGLT2 inhibitor + biguanide FDC	diabetes	III	2H 2011	2H 2011
Gastrointestinal
Nexium	proton pump inhibitor	peptic ulcer bleeding	III	Launched	Filed
Axanum	proton pump inhibitor + low dose aspirin FDC	low dose aspirin associated peptic ulcer	III	3Q 2010*	Filed
Neuroscience
Seroquel	D2/5HT2 antagonist	bipolar maintenance	III	Launched	Launched
Seroquel XR	D2/5HT2 antagonist	major depressive disorder	III	Filed	Approved
Seroquel XR	D2/5HT2 antagonist	generalised anxiety disorder	III	Filed	Filed
Oncology & Infection
FluMist	live, attenuated, intranasal influenza virus vaccine	influenza	III	Filed	Launched
Iressa	EGFR tyrosine kinase inhibitor	NSCLC	III	Launched	TBD
Faslodex	oestrogen receptor antagonist	first line advanced breast cancer	III
Faslodex	oestrogen receptor antagonist	high dose (500mg) second line advanced breast cancer	III	Filed	Filed
Motavizumab#	humanized MAb binding to RSV F protein	early and late treatment of RSV in paeds >1 yr	II		2015
MEDI-3414	H1N1 influenza	pandemic flu prevention	III		Launched

#Partnered product
*Previously submission was indication only. Now covers fixed dose combination

28 January 2010

1

NCEs

Phase III/Registration

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Cardiovascular
Onglyza#	DPP-4 inhibitor	diabetes	III	Launched	Launched
Brilinta/Brilique	ADP receptor antagonist	arterial thrombosis	III	Filed	Filed
Certriad#	statin + fibrate fixed combination	dyslipidaemia	III		Filed
Dapagliflozin#	SGLT2 inhibitor	diabetes	III	4Q 2010	4Q 2010*
Neuroscience
Vimovo#	naproxen + esomeprazole	signs and symptoms of OA, RA and AS	III	Filed	Filed
Oncology & Infection
Motavizumab#	humanized MAb binding to RSV F protein	RSV prevention	III	4Q 2010	Filed
Zactima	VEGFR/EGFR tyrosine kinase inhibitor with RET kinase activity	medullary thyroid cancer - orphan	III	3Q 2010	3Q 2010
Recentin	VEGFR tyrosine kinase inhibitor	CRC	III	4Q 2010	4Q 2010
Recentin	VEGFR tyrosine kinase inhibitor	recurrent glioblastoma - orphan	III	4Q 2010	4Q 2010
Zibotentan (ZD4054)	endothelin A receptor antagonist	castrate resistant prostate cancer	III	1H 2011	1H 2011
Ceftaroline#	affinity to penicillin- binding proteins	pneumonia /skin infections	III	3Q 2010	NA

#Partnered product
*Timing subject to CV event rate

28 January 2010

2

NCEs

Phases I and II

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Cardiovascular
AZD0837	direct thrombin inhibitor	thrombosis	II
AZD6370	GK activator	diabetes	II
AZD1656	GK activator	diabetes	II	2015	2015
AZD6482	PI3K-beta inhibitor	thrombosis	I
AZD4017	11BHSD inhibitor	diabetes/obesity	I
AZD6714	GK activator	diabetes	I
AZD8329	11BHSD inhibitor	diabetes/obesity	I
AZD7687	diacylglycerol acyl transferase –1 inhibitor	diabetes/obesity	I
Gastrointestinal
Lesogaberan (AZD3355)	GABAB agonist	GERD	II	2013	2013
AZD1386	vanilloid receptor antagonist	GERD	II
AZD2066	metabotropic glutamate receptor 5 antagonist	GERD	I
AZD2516	metabotropic glutamate receptor 5 antagonist	GERD	I

28 January 2010

3

NCEs

Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Neuroscience
AZD3480#	Alpha4/beta2 neuronal nicotinic receptor agonist	ADHD	II
AZD6765	NMDA receptor antagonist	major depressive disorder	II	2013	2013
AZD2327	enkephalinergic receptor modulator	anxiety and depression	II
AZD2066	metabotropic glutamate receptor 5 antagonist	chronic neuropathic pain	II
AZD8529	glutamatergic modulator	schizophrenia	II
NKTR-118#	oral peripherally-acting opioid antagonist	opioid-induced constipation	II	2013	2013
TC-5214#	nicotinic ion channel blocker	major depressive disorder	II	2014	2012
TC-5619#	Alpha7 neuronal nicotinic receptor agonist	cognitive disorders in schizophrenia	II
AZD7268	enkephalinergic receptor modulator	depression/anxiety	II
AZD1446#	Alpha4/beta2 neuronal nicotinic receptor agonist	Alzheimer’s disease/ADHD	II
AZD3241	myeloperoxidase (MPO) inhibitor	Parkinson’s disease	I
AZD6280	GABA receptor subtype partial agonist	anxiety	I
AZD2516	metabotropic glutamate receptor 5 antagonist	chronic neuropathic pain	I
AZD3043#	GABA-A receptor modulator	short acting sedative and anaesthetic	I
AZD8418	glutamatergic modulator	schizophrenia	I
AZD2423	chemokine antagonist	chronic neuropathic pain	I

#Partnered product

28 January 2010

4

NCEs

Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Oncology & Infection
Recentin	VEGFR tyrosine kinase inhibitor	NSCLC	II	2013	2013
CytoFab#	anti-TNF-alpha polyclonal antibody	severe sepsis	II	2014	2014
AZD6244# (ARRY-142886)	MEK inhibitor	solid tumours	II	2014	2014
Olaparib	PARP inhibitor	gBRCA breast cancer	II	2012	2012
Olaparib	PARP inhibitor	serous ovarian cancer	II	2014	2014
AZD7295	NS 5A inhibitor	hepatitis C	II	2015	2015
AZD1152	aurora kinase inhibitor	haematological malignancies	II	2012	2012
MEDI-3250	flu vaccine (quadravalent)	seasonal influenza	II
CAZ104*#	beta lactamase inhibitor/cephalosporin	serious infections	II	2012	NA
AZD4769	EGFR tyrosine kinase inhibitor	solid tumours	I
AZD8931	erbB kinase inhibitor	solid tumours	I
AZD7762	CHK1 kinase inhibitor	solid tumours	I
AZD8330# (ARRY-424704)	MEK inhibitor	solid tumours	I
CAT-8015	recombinant immunotoxin	haematological malignancies	I
MEDI-534	RSV/PIV-3 vaccine	RSV/PIV prophylaxis	I
MEDI-560	PIV-3 vaccine	intranasal immunisation	I
MEDI-550	pandemic influenza virus vaccine	pandemic influenza vaccine	I
MEDI-557	YTE – extended half-life RSV MAb	RSV prophylaxis	I
AZD8055	TOR kinase inhibitor	range of tumours	I
MEDI-559	RSV vaccine	RSV prophylaxis	I
MEDI-573	IGF	solid tumours	I
MEDI-575	PDGFR-alpha	solid tumours	I
AZD1480	JAK2 inhibitor	myeloproliferative diseases /solid tumours	I
AZD5847	Oxazolidinone antibacterial inhibitor	tuberculosis	I
AZD4547	FGFR tyrosine kinase inhibitor	solid tumours	I
MEDI-547#	EphA2 conjugate	solid tumours	I
AZD9742	BTGT4 IV	MRSA	I
CEF104*#	beta lactamase inhibitor/cephalosporin	MRSA	I		NA
AZD2014	MTOR inhibitor	solid tumours	I
AZD6244 (ARRY-142886) /MK2206#	MEK/AKT inhibitor	solid tumours	I

*Subject to review under the Hart Scott Rodino Act
#Partnered product

28 January 2010

5

NCEs

Phases I and II (continued)

Compound	Mechanism	Area Under Investigation	Phase	Estimated Filing
				MAA	NDA
Respiratory & Inflammation
AZD1981	CRTh2 receptor antagonist	asthma/COPD	II
MEDI-528#	anti-IL-9 antibody	asthma	II
CAT-354	anti-IL-13 antibody	asthma	II
AZD9668	neutrophil elastase inhibitor	COPD	II	2014	2014
AZD1236	matrix metallo-proteinase inhibitor	COPD	II
AZD3199	iLABA	asthma/COPD	II
MEDI-563#	anti-IL-5R antibody	asthma	II
MEDI-545#	anti-IFN-alpha antibody	SLE, myositis	II
AZD9164	LAMA	COPD	II
AZD8848	Toll like receptor 7 agonist	asthma	II
CAM-3001#	anti-GM-CSFR	rheumatoid arthritis	I
AZD8566	CCR5	COPD	I
AZD8075	CRTh2 antagonist	asthma/COPD	I
AZD5985	CRTh2 antagonist	asthma/COPD	I
AZD2551	protease inhibitor	COPD	I
AZD5423	iSEGRA	COPD	I
AZD5122	CXCR2	COPD	I
AZD8683	Muscarinic antagonist	COPD	I
AZD5069	CXCR2	COPD	I
MEDI-546#	anti-IFNaR MAb	scleroderma	I

#Partnered product

28 January 2010
6

AstraZeneca Development Pipeline

Discontinued Projects vs 30 July 2009 HY

Cardiovascular/Gastrointestinal
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD1305	arrhythmias

Neuroscience
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD5904	multiple sclerosis
NCE	AZD6088	chronic neuropathic pain
NCE	AZD1386	chronic neuropathic pain
NCE	AZD7325	anxiety
NCE	AZD4694	Alzheimer’s disease PET diagnostic

Oncology & Infection
NCE/Line Extension	Compound	Area Under Investigation
NCE	AZD9639	RSV treatment
NCE	CMV Vaccine	cytomegalovirus
NCE	saracatinib	solid tumours
NCE	Zactima	NSCLC

Respiratory & Inflammation
NCE/Line Extension	Compound	Area Under Investigation
LCM	Symbicort pMDI EU	asthma
LCM	Symbicort pMDI EU	COPD

Comments
As disclosure of compound information is balanced by the business need to maintain confidentiality, information in relation to some compounds listed here has not been disclosed at this time.

Compounds in development are displayed by phase.

Key:

MAA – Marketing Authorisation Application (Europe).
NDA – New Drug Application/Biologics Licensing Application (USA).

28 January 2010

7